     AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON APRIL 18, 2000

                                                      REGISTRATION NO. 333-
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                             ---------------------

                                    FORM S-1
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                             ---------------------

                              MOREDIRECT.COM, INC.
             (Exact Name of Registrant as Specified in Its Charter)
                             ---------------------

            FLORIDA                                                         65-0526173
 (State or other jurisdiction     (Primary Standard Industrial           (I.R.S. Employer
       of incorporation)           Classification Code Number)        Identification Number)

                       3401 N. FEDERAL HIGHWAY, SUITE 216
                           BOCA RATON, FLORIDA 33431
                                  561-367-1188
  (Address, Including Zip Code, and Telephone Number, Including Area Code, of
                   Registrant's Principal Executive Offices)

                               RUSSELL L. MADRIS
                       3401 N. FEDERAL HIGHWAY, SUITE 216
                           BOCA RATON, FLORIDA 33431
                                  561-367-1188
(Name, Address Including Zip Code, and Telephone Number, Including Area Code, of
                               Agent for Service)
                             ---------------------
                                   COPIES TO:

              BRUCE I. MARCH, ESQ.                                    DENNIS J. BLOCK, ESQ.
              SCOT P. O'BRIEN, ESQ.                               CADWALADER, WICKERSHAM & TAFT
       AKERMAN, SENTERFITT & EIDSON, P.A.                                100 MAIDEN LANE
     350 EAST LAS OLAS BOULEVARD, SUITE 1600                        NEW YORK, NEW YORK 10038
         FORT LAUDERDALE, FLORIDA 33301                                   212-504-5555
                  954-463-2700                                      212-504-5557 (FACSIMILE)
            954-463-2224 (FACSIMILE)

                             ---------------------
    Approximate date of commencement of proposed sale to the public: AS SOON AS PRACTICABLE AFTER THE EFFECTIVENESS OF THIS REGISTRATION STATEMENT.
    If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. [ ]
    If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]
    If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]
    If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the earlier offering. [ ]
    If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]

                        CALCULATION OF REGISTRATION FEE

---------------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------------
              TITLE OF EACH CLASS                       PROPOSED MAXIMUM                      AMOUNT OF
                 OF SECURITIES                         AGGREGATE OFFERING                   REGISTRATION
                TO BE REGISTERED                            PRICE(1)                             FEE
---------------------------------------------------------------------------------------------------------------------
Common stock, par value $.01 per share..........          $50,000,000                          $13,200
---------------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------------

(1) Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(c).
                             ---------------------
    THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

      THE INFORMATION IN THIS PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. MOREDIRECT.COM MAY NOT SELL THESE SECURITIES UNTIL THE REGISTRATION STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IS EFFECTIVE. THIS PROSPECTUS IS NOT AN OFFER TO SELL THESE SECURITIES AND IT IS NOT SOLICITING AN OFFER TO BUY THESE SECURITIES IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.

               SUBJECT TO COMPLETION -- DATED             , 2000
PROSPECTUS
--------------------------------------------------------------------------------

                                                Shares

                               (MOREDIRECT LOGO)

                                  Common Stock

--------------------------------------------------------------------------------

MoreDirect.com, Inc. is offering                shares of its common stock in an
initial public offering. Prior to this offering, there has been no public market for MoreDirect.com's common stock.

MoreDirect.com, is a business-to-business, or B2B, electronic marketplace providing a one-stop online solution for the procurement of information technology products.

It is anticipated that the public offering price will be between $       and
     per share. Application has been made to include the common stock for quotation in the Nasdaq National Market under the symbol "MDIR". Following this offering, Russell J. Madris, our founder, Chairman, Chief Executive Officer and
President will beneficially own approximately   % of our outstanding common
stock, assuming no exercise of the underwriters' over-allotment option.

                                                          Per Share        Total
Public offering price..................................  $              $
Underwriting discounts and commissions.................  $              $
Proceeds, before expenses, to MoreDirect.com...........  $              $

SEE "RISK FACTORS" ON PAGES 9 TO 18 FOR FACTORS THAT SHOULD BE CONSIDERED BEFORE INVESTING IN THE SHARES OF MOREDIRECT.COM.
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

--------------------------------------------------------------------------------

The underwriters may, under certain circumstances, purchase up to additional shares from MoreDirect.com at the public offering price, less underwriting discounts and commissions. Delivery and payment for the shares
will be on                .

PRUDENTIAL VOLPE TECHNOLOGY
   A UNIT OF PRUDENTIAL SECURITIES

                              ING BARINGS

                                                   THE ROBINSON-HUMPHREY COMPANY

               , 2000

[The above chart illustrates numerous multi-tiered and highly fragmented distribution channels for the traditional supply of information technology products. The chart shows how information technology products move between wholesale distributors, master resellers, value added resellers, retailers and corporate and government end-users.]

[The above chart illustrates how MoreDirect.com provides a one-stop online solution for the procurement of information technology products. The chart shows how MoreDirect.com consolidates the inventories of the wholesale distributors allowing the corporate and government end-users to go directly to MoreDirect.com to obtain products from these inventories.]

                               TABLE OF CONTENTS

                                        PAGE
                                        ----
Prospectus Summary....................    4
Risk Factors..........................    9
Forward-Looking Statements............   19
Use of Proceeds.......................   20
Dividend Policy.......................   20
S Corporation Distribution and
  Conversion to C Corporation
  Status..............................   21
Dilution..............................   22
Capitalization........................   23
Selected Financial Data...............   24
Management's Discussion and Analysis
  of Financial Condition and Results
  of Operations.......................   26

                                        PAGE
                                        ----
Business..............................   34
Management............................   44
Certain Transactions..................   49
Principal Shareholders................   50
Description of Capital Stock..........   51
Shares Eligible for Future Sale.......   53
Underwriting..........................   55
Experts...............................   56
Legal Matters.........................   56
Where You Can Find More Information...   57
Index to Financial Statements.........  F-1

--------------------------------------------------------------------------------

     We own or have rights to various trademarks and trade names used in our business, including MoreDirect.com and TRAXX. Each trademark, trade name and service mark of any other company appearing in this prospectus belongs to its holder.
--------------------------------------------------------------------------------

     You should rely only on the information contained in this prospectus. We have not authorized anyone to provide you with different information. We are not making an offer of these securities in any jurisdiction where the offer or sale is not permitted. You should not assume that the information in this prospectus is accurate as of any date other than the date on the front cover of this prospectus.

                               PROSPECTUS SUMMARY

     This summary highlights selected information that we present more fully elsewhere in this prospectus. This summary does not contain all of the information that you should consider before buying shares in this offering. You should read the entire prospectus carefully.

                                 MOREDIRECT.COM

     MoreDirect.com, or MoreDirect, is a leading business-to-business, or B2B, electronic marketplace providing a "one-stop" online solution for the procurement of information technology products. Our Internet-based system enables corporate and government customers to efficiently source, evaluate, purchase and track a wide variety of information technology, or IT, products. Our electronic marketplace, or emarketplace, serves as an intermediary, providing current inventory information, including comparative pricing, available quantity and detailed product specifications directly from the largest wholesale distributors in the United States. MoreDirect is unique to the IT procurement marketplace in that our web-based system enables IT buyers to view the inventories of multiple wholesale distributors at a single source and provides valuable IT asset management solutions.

                                  OUR COMPANY

     While we began providing B2B electronic IT procurement services in 1994, we converted our procurement technology to our current Internet-based solution in June 1999. Since our transition to the Internet, our business has grown dramatically. Our business model utilizes commission-based sales representatives who introduce large corporate and government customers to our emarketplace. During the twelve months ended December 31, 1999, 552 customers purchased IT products using our e-procurement system, as compared to 286 customers that purchased IT products during the twelve months ended December 31, 1998. We currently have over 630 customers utilizing our emarketplace. Our revenues increased by 24% to $33.1 million for the year ended December 31, 1999, compared to $26.8 million for the year ended December 31, 1998. Our revenues have increased by 162% to $18.6 million for the three months ended March 31, 2000, compared to $7.1 million for three months ended March 31, 1999.

                                   OUR MARKET

     Corporations are rapidly increasing the use of the Internet to transact business with their suppliers and vendors. Forrester Research Inc. estimates that businesses bought $109 billion in goods over the Internet in 1999, as compared with $20 billion in goods bought by consumers. In addition, Forrester Research predicts that B2B e-commerce in the United States will grow to $2.7 trillion by 2004, representing more than 90% of the projected total e-commerce market. Forrester Research also reports that the IT products market is the fastest growing segment of the projected B2B e-commerce market and is highly fragmented, providing an attractive opportunity for an Internet-based solution.

     The IT products supply chain has historically been a multi-tiered and highly fragmented distribution channel. Traditionally, products are sold through a supply chain which includes manufacturers, wholesale distributors, resellers, dealers and end-users. In addition, large corporate and government entities have typically purchased their IT products from several dealer or reseller sources, each of which carries limited inventories. This multi-tiered channel and multiple vendor approach causes inefficiencies in the IT procurement process resulting in increased transaction costs. According to Forrester Research, companies spend approximately $130 to process each paper-based purchase order, whereas the cost to process each electronic purchase order is estimated to be less than $10.

                                  OUR SOLUTION

     MoreDirect's emarketplace provides IT product buyers with direct access to what we believe is the largest selection of IT products available at a single source. Our Internet-based solution eliminates supply-chain inefficiencies by providing IT buyers with the current inventory and pricing information of leading IT wholesale distributors, including Ingram Micro, Inc., Tech Data Corporation, Merisel, Inc. and Pinacor, Inc., the four largest wholesale distributors in the United States. Our emarketplace aggregates approximately 290,000 SKUs, or stock-keeping units, available through wholesale distributors. Available inventory includes products from over 1,500 manufacturers, including popular brand names, such as IBM, Compaq, Hewlett-Packard, Toshiba, Cisco and Microsoft. By displaying the comparative prices of the current inventories of multiple wholesale distributors, we create a price competitive online marketplace. We believe our system is highly scalable, which allows us the flexibility to add additional suppliers and products to our emarketplace.

     Our e-procurement solution creates purchasing efficiencies that we believe provide significant cost and time savings for IT buyers. Our primary target customers are large corporations and government entities that are interested in making their IT procurement process more efficient and cost effective. Our system provides our customers with flexible online product search capabilities and important procurement information, such as product price comparisons, inventory availability, order status, and shipping, billing and payment information. We customize each customer's website access and web pages to incorporate that entity's purchasing authorities, approval process, work flow and business rules. We also provide IT asset management information and reports such as complete order histories, product serial numbers, shipped to locations, tracking and other account information, enabling customers to better manage the IT products they have ordered.

                                  OUR STRATEGY

     MoreDirect's objective is to become the premier B2B emarketplace for the procurement of IT products by large corporate and government entities. The key elements in our business strategy include:

     - building brand awareness through increased marketing efforts;

     - expanding our sales force;

     - pursuing strategic alliances;

     - establishing relationships with additional suppliers;

     - enhancing the services and functionality of our e-procurement solution;
       and

     - expanding our service to offer complementary products.

     We were incorporated as Corporate Buying Service Inc. in October 1994. We changed our name to MoreDirect.com, Inc. in March 2000. We are a Florida corporation, and our principal executive offices are located at 3401 N. Federal Highway, Suite 216, Boca Raton, Florida 33431. Our telephone number is (561) 367-1188. Our website is located at http://www.moredirect.com. Any information that is contained on or linked to any of our websites is not part of this prospectus.

                                  THE OFFERING

Shares offered by MoreDirect..............                   shares

Shares to be outstanding after this
offering..................................                   shares

Use of proceeds...........................    For (1) working capital and
                                              general corporate purposes,
                                              including expanding our sales and
                                              marketing activities, expanding
                                              our corporate infrastructure,
                                              further developing our
                                              emarketplace and our e-procurement
                                              services, and expanding our
                                              corporate facilities, (2) to repay
                                              amounts outstanding under our line
                                              of credit and (3) to make a
                                              distribution to our founder of
                                              undistributed S corporation tax
                                              basis earnings in connection with
                                              the termination of our S
                                              corporation status.

Proposed Nasdaq National Market symbol....    MDIR

     The number of shares of common stock to be outstanding after this offering
is based on                shares outstanding on March 31, 2000, which excludes:

     - 475,500 shares issuable upon the exercise of options outstanding as of March 31, 2000 under our stock option plan, at a weighted average exercise price of $3.71 per share, of which options to purchase 33,000 shares were exercisable;

     - 165,000 shares of common stock issuable upon the conversion of warrants held by a consultant to our company;

     - 524,500 shares available for grant under our stock option plan as of March 31, 2000; and

     - up to                shares that the underwriters may purchase if they
       exercise their over-allotment option.

                                  RISK FACTORS

     You should consider the risk factors before investing in our common stock, which factors could adversely affect our business.

                             SUMMARY FINANCIAL DATA

     The summary financial data set forth below should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations," the financial statements and related notes, and the other financial data included elsewhere in this prospectus.

                                                                  YEAR ENDED DECEMBER 31,
                                                          ---------------------------------------
                                                             1997          1998          1999
                                                          -----------   -----------   -----------
STATEMENTS OF INCOME DATA:
Net sales...............................................  $13,145,364   $26,836,473   $33,131,315
Cost of sales...........................................   12,396,264    23,932,350    29,806,978
                                                          -----------   -----------   -----------
          Gross profit..................................      749,100     2,904,123     3,324,337
                                                          -----------   -----------   -----------
Operating expenses:
  Sales and marketing expense...........................      102,531       146,954       135,159
  Commissions expense (excluding non-cash compensation
     of $120,114).......................................           --       291,115       827,375
  Non-cash stock-based compensation expense.............           --            --       436,954
  General and administrative expense (excluding non-cash
     compensation of $316,840)..........................      397,982       623,864       789,820
                                                          -----------   -----------   -----------
          Total operating expenses......................      500,513     1,061,933     2,189,308
                                                          -----------   -----------   -----------
          Income from operations........................      248,587     1,842,190     1,135,029
          Interest income, net..........................       24,571        42,174        78,180
                                                          -----------   -----------   -----------
Net income..............................................  $   273,158   $ 1,884,364   $ 1,213,209
                                                          ===========   ===========   ===========
  Net income per share:
     Basic..............................................  $       .03   $       .19   $       .12
     Diluted............................................  $       .03   $       .19   $       .12
  Weighted average shares outstanding:
     Basic..............................................   10,000,000    10,000,000    10,000,000
     Diluted............................................   10,000,000    10,000,000    10,045,579
PRO FORMA STATEMENTS OF INCOME DATA (UNAUDITED):
  Net income as reported................................  $   273,158   $ 1,884,364   $ 1,213,209
  Pro forma income taxes provision(1)...................      (93,032)     (641,328)     (413,779)
                                                          -----------   -----------   -----------
  Pro forma net income..................................  $   180,126   $ 1,243,036   $   799,430
                                                          -----------   -----------   -----------
  Pro forma net income per share:
     Basic..............................................                              $       .08
     Diluted............................................                              $       .08
  Pro forma weighted average shares outstanding(2):
     Basic..............................................                               10,000,000
     Diluted............................................                               10,045,579

                                                                 AS OF DECEMBER 31,
                                               -------------------------------------------------------
                                                                               1999
                                                            ------------------------------------------
                                                                                          PRO FORMA
                                                  1998        ACTUAL     PRO FORMA(3)   AS ADJUSTED(4)
                                               ----------   ----------   ------------   --------------
BALANCE SHEET DATA:
Cash and cash equivalents....................  $1,707,472   $1,244,086    $1,244,086
Working capital (deficit)....................   1,311,073    2,245,134        10,396
Total assets.................................   4,774,167    6,275,629     6,513,100
Distribution payable to sole shareholder.....   1,000,000      700,000       700,000
Note payable to sole shareholder.............          --           --     2,472,209
Total shareholder's equity...................   1,434,252    2,384,415       149,677

---------------

(1) Prior to the closing of this offering, we will terminate our S corporation status and elect C corporation status and, accordingly, become subject to federal and state income taxes. The unaudited pro forma information reflects the incremental tax expense that we would have incurred if we had been subject to federal income taxes for the years ended December 31, 1997, 1998 and 1999. The effective tax rate used for pro forma income taxes was the applicable effective federal statutory rate, as there would have been no state income tax obligations or significant permanent federal income tax differences.
(2) The pro forma weighted average number of shares outstanding at December 31,
    1999 includes the effect of the assumed issuance of                shares of
    common stock to generate sufficient cash to pay an S corporation distribution of previously earned and undistributed S corporation earnings of approximately $2.5 million at December 31, 1999. The issuance of common
    stock was based on an assumed $          initial public offering price. Pro
    forma weighted average shares outstanding does not include the shares of common stock to be issued upon the closing of this offering.
(3) Pro forma unaudited balance sheet data at December 31, 1999 reflects the effect of: (a) an assumed distribution of previously earned and undistributed S corporation earnings of approximately $2.5 million as of December 31, 1999, which distribution we expect will increase based upon S corporation tax basis earnings from January 1, 2000 through the termination of our S corporation status; and (b) the recording of a one-time non-cash credit to earnings to recognize a net deferred income tax asset as a result of the termination of our S corporation status of approximately $237,000 as of December 31, 1999, which amount may change as a result of the recognition of additional deferred tax assets or liabilities associated with S corporation earnings related to our operations from January 1, 2000 through the termination of our S corporation status.
(4) Pro forma as adjusted balance sheet data as of December 31, 1999 gives effect to note (3) above and the issuance and sale of the common stock in
    this offering at an assumed public offering price of $          per share
    and application of the net proceeds therefrom as described in "Use of Proceeds."

                                  RISK FACTORS

     You should carefully consider the following risk factors, in addition to the other information set forth in this prospectus, before purchasing shares of our common stock. Each of these risk factors could adversely affect our business, operating results and financial condition, as well as adversely affect the value of an investment in our common stock. This investment involves a high degree of risk.

     RISKS RELATED TO OUR BUSINESS

     OUR BUSINESS AND PROSPECTS ARE DIFFICULT TO EVALUATE BECAUSE WE HAVE A LIMITED OPERATING HISTORY OF OFFERING OUR SERVICES THROUGH THE INTERNET.

     Although we have operated our IT procurement business using an electronic-based system since we were incorporated in 1994, we only began offering our services through the Internet in June 1999. Because of this limited operating history pursuing our current business model, our five years of financial results do not reflect our current business model. Accordingly, investment decisions must be made based on our business prospects. Our business prospects are subject to all the risks, expenses and uncertainties encountered by any company in a new and rapidly evolving market, including:

     - the uncertainty of market acceptance of our emarketplace, brand and services;

     - our need to continue to develop and expand our sources of supply;

     - our need to continue to develop and expand our system's functionality and services;

     - our ability to respond to competitive and technological developments; and

     - our ability to attract and retain qualified sales representatives and other personnel.

     IF ANY OF THE SEVERAL KEY WHOLESALE DISTRIBUTORS WHICH WE DEPEND ON TO SUPPLY AND FILL ORDERS FOR IT PRODUCTS CEASES DOING BUSINESS WITH US, WE MAY NOT REACH MUTUALLY SATISFACTORY ARRANGEMENTS WITH ALTERNATIVE SUPPLIERS.

     We are dependent on Ingram Micro, Tech Data, Merisel and Pinacor, which collectively supply approximately 93% of the products we sell. We have not entered into written agreements with these companies or any of our other suppliers. As we continue our efforts to grow our business, we will seek to include additional wholesale distributors and manufacturers as our suppliers. The addition of new suppliers may be considered adversely competitive to some of our existing suppliers. While we believe that our relations with our current suppliers are good, we cannot assure you that any of our suppliers will continue to make products available to us, or that they will make products available to us on terms that will allow us to be price competitive. If any of our suppliers were to cease doing business with us, we cannot assure you that we would be able to reach mutually satisfactory arrangements with alternate suppliers. Even if we were able to enter into arrangements with alternative suppliers, the inventory available from these suppliers through our emarketplace may be less extensive or less price competitive, which could make our emarketplace less attractive to IT buyers, causing our sales to decrease.

     WE ARE DEPENDENT ON OUR SUPPLIERS FOR ORDER FULFILLMENT AND HAVE LIMITED CONTROL OVER WHETHER OUR CUSTOMERS ARE SATISFIED WITH THE FULFILLMENT OF THEIR ORDERS.

     We depend on our suppliers to fulfill orders for, and to ship all of the products we sell to, our customers. We have limited control over our suppliers' fulfillment or shipping procedures and cannot ensure that our suppliers will complete these functions to the satisfaction of our customers. If our customers become dissatisfied with the fulfillment of orders placed through our service, our reputation and business will be adversely affected.

     WE DERIVE A SUBSTANTIAL PERCENTAGE OF OUR SALES FROM A SMALL NUMBER OF CUSTOMERS WHO COULD REDUCE THEIR PURCHASES AT ANY TIME, WHICH COULD CAUSE OUR SALES TO DECLINE.

     A small number of our customers account for a substantial percentage of our sales. We have not entered into long-term agreements with any of our customers. For the year ended December 31, 1999, our largest two customers represented 21% and 11% of our total sales. Although historically our largest customers have varied from quarter to quarter, we have historically received a substantial percentage of our total sales from a small number of customers. We may continue to derive our revenues from a small number of customers who may reduce their purchases at any time, causing our sales to decline.

     OUR E-PROCUREMENT SERVICES MAY BE UNABLE TO ACHIEVE OR MAINTAIN WIDE MARKET ACCEPTANCE, WHICH WOULD CAUSE OUR FUTURE SALES GROWTH AND PROFITABILITY TO DECLINE.

     We expect to generate the majority of our sales from the sale of products to corporate and government entities through our Internet-based IT purchasing solution. Our success will depend principally on achieving and maintaining wide market acceptance of our e-procurement solution. If businesses do not increasingly accept the use of the Internet as a tool for purchasing IT products, our future sales growth and profitability will suffer.

     OUR FUTURE SALES ARE UNPREDICTABLE, AND WE EXPECT OUR OPERATING RESULTS TO FLUCTUATE FROM PERIOD TO PERIOD.

     It is difficult for us to accurately forecast our sales for any given period, and we expect sales to fluctuate significantly from quarter to quarter. If our sales fail to meet the expectations of investors, the price of our stock could fall substantially. Our sales could fall short of expectations based on a number of factors, including the following:

     - the amount of sales we are able to generate through our emarketplace;

     - announcements from our competition;

     - our ability to establish and maintain customer loyalty;

     - price competition for IT products;

     - the introduction of competitive emarketplaces for IT products;

     - the timing and effectiveness of our marketing efforts;

     - the rate at which we can recruit, train and integrate qualified sales representatives and other personnel into our operations;

     - our ability to maintain and expand our relationships with wholesale distributors and manufacturers;

     - the costs of establishing, and the timing of, strategic relationships;
       and

     - general economic conditions.

     The success of our business model depends on the volume of business transactions conducted through our emarketplace and our ability to maintain adequate gross margins on product sales. We may need to reduce the prices at which we offer products for sale to gain acceptance or to be competitive, and we may incur more costs than we currently anticipate. If we are unable to generate sufficient sales through our e-procurement marketplace, or if we are required to lower our sales prices, our profitability will suffer.

     WE MUST RETAIN ADDITIONAL INDEPENDENT SALES REPRESENTATIVES AND OTHER PERSONNEL TO EXPAND OUR OPERATIONS.

     Our future success depends on our ability to identify, retain and motivate highly skilled sales representatives and executive, technical, managerial, sales and marketing, business development and administrative personnel. We intend to retain a significant number of sales representatives and other personnel during the next year. Competition for qualified sales representatives and other personnel is intense, particularly in the technology and Internet markets. If we fail to successfully attract, assimilate and retain a sufficient number of qualified executive, technical, managerial, sales and marketing, business development and administrative personnel, our ability to manage and expand our business could suffer.

     OUR EXPECTED GROWTH WILL STRAIN OUR RESOURCES, AND FAILURE TO MANAGE THIS GROWTH EFFECTIVELY COULD DISRUPT OUR OPERATIONS AND PREVENT US FROM GENERATING THE SALES WE EXPECT.

     We expect to significantly expand our operations in order to successfully implement our business strategy. In particular, the development of our business requires increased sales and marketing expenditures and additional personnel costs. This expansion will strain our management, operational, financial and technological infrastructure. We will need to improve our financial and managerial controls and reporting systems and procedures, and will need to train and manage our workforce. Furthermore, we expect that we will be required to manage an increasing number of relationships with customers, suppliers and other third parties. Our failure to manage our growth in a manner that minimizes these strains on our resources could disrupt our operations and prevent us from generating expected operating results.

     WE MAY BE UNABLE TO SUCCESSFULLY COMPETE WITH OTHER COMPANIES IN THE INDUSTRY.

     The market for sales of IT products to corporations and government entities is highly fragmented and intensely competitive. In addition, this market is rapidly evolving as a result of new technologies, such as the Internet. We expect competition to persist and intensify and the number of competitors to increase in the future. We believe that our primary competitors include:

     - other B2B emarketplaces, such as Onvia.com, Inc. and VerticalNet, Inc.;

     - B2B electronic commerce software vendors, such as Ariba, Inc., Commerce One, Inc. and PurchasePro.com, Inc., which provide automated procurement software that links corporations to their suppliers;

     - software vendors for the IT industry, such as pcOrder.com, Inc., which provide software applications which allow computer product resellers to sell products online;

     - catalogue merchandisers and other corporate resellers, such as CDW Computer Centers, Inc., MicroWarehouse, Inc., Insight Enterprises, Inc. and En Pointe Technologies, Inc.;

     - IT product retailers, including traditional storefront retailers, such as CompUSA, Inc., Office Depot, Inc., Staples, Inc. and OfficeMax, Inc.; and

     - Internet-based retailers, such as OnSale.com, Inc., Outpost.com, Inc. and Egghead.com., Inc.

In addition, certain IT product manufacturers and distributors sell their products directly to end-users, through the Internet and other channels, and may be able to offer lower prices than we can offer. If additional manufacturers and distributors initiate such sales efforts, we expect that we would face increased competitive pressures.

     Many of our current and potential competitors have longer operating histories, larger customer or user bases, greater brand recognition and significantly greater financial, marketing, website and systems development and other resources than we do. If we are unable to compete successfully against our competitors, our business, financial condition, margins and operating results may be adversely affected.

     UNLESS WE DEVELOP AND MAINTAIN A STRONG BRAND IDENTITY, OUR BUSINESS WILL NOT GROW, AND OUR SALES MAY DECLINE.

     We believe that developing, maintaining and enhancing the value of our MoreDirect emarketplace brand name is critical to attracting customers to our e-procurement solution. Our success in developing and maintaining brand awareness will depend on our ability to continuously provide high quality services and competitively-priced products to IT product buyers. We cannot assure you that we will be successful in developing or maintaining our brand identity. We expect to spend significant amounts in the future to develop awareness of our brand. These efforts may not be successful, and our sales may not be sufficient to offset these costs.

     IF WE FAIL TO ENTER INTO AND MAINTAIN STRATEGIC ALLIANCES, OUR BUSINESS AND RESULTS OF OPERATIONS WILL BE ADVERSELY AFFECTED.

     An important element of our strategy involves entering into strategic alliances with other Internet-based businesses and other companies that offer complementary services. We expect these contractual relationships to involve revenue sharing, sales commissions, joint marketing or promotional arrangements. For example, we plan to pursue strategic alliances with Internet-based B2B procurement software companies, IT content websites and IT consulting firms. Although the establishment of these relationships is an important factor in our strategy and may provide us with important marketing and distribution arrangements, parties with which we may contract may not view their relationships with us as significant to their own businesses. In addition, we may not derive material sales from these relationships, and these relationships may impose contractual obligations on us. It is not certain that the benefits we receive from any such relationships will outweigh the obligations that may be imposed on us. In order to maintain any business relationships we may develop, we will need to meet our partners' specific business objectives, including incremental sales, brand awareness and implementation of specific e-commerce applications. If we are unsuccessful in entering into such relationships, or if any relationships we may develop are discontinued, our business and results of operations may be adversely affected.

     RUSSELL L. MADRIS OWNS A LARGE PERCENTAGE OF OUR VOTING STOCK AND CAN CONTROL THE OUTCOME OF ACTIONS REQUIRING SHAREHOLDER APPROVAL.

     Upon completion of this offering, Russell L. Madris, our founder, Chairman, Chief Executive Officer and President, will beneficially own approximately
     % of our outstanding common stock,      % if the underwriters exercise
their over-allotment option in full. As a result, Mr. Madris will be able to exercise control over all matters requiring shareholder approval, including the election of directors and approval of significant corporate transactions. This concentration of ownership may delay, deter or prevent transactions that would result in a change of control or otherwise affect corporate governance, which in turn could reduce the market price of our common stock.

     THE LOSS OF KEY PERSONNEL COULD DISRUPT OUR OPERATIONS AND HARM OUR
     BUSINESS.

     Our success depends on the skills, experience and performance of our senior management and other key personnel. In particular, we are highly dependent upon the services of Russell L. Madris, our founder, Chairman, Chief Executive Officer and President. Our other key personnel include Scott J. Modist, our Vice President and Chief Financial Officer, James Garrity, our Vice President of Sales and Marketing, and Bernardo Sicard, our Vice President of Technology and Information Services. If we do not successfully retain our key personnel, our business could suffer. With the exception of Russell Madris, most of our senior management team joined us in 1999, and thus it may take some period of time before they work together most efficiently.

     WE MAY REQUIRE ADDITIONAL FUNDING TO SUCCESSFULLY OPERATE AND GROW OUR BUSINESS.

     Although we believe that, following this offering, our cash reserves, including the net proceeds of this offering, will be adequate to fund our operations through the end of 2001, these resources may ultimately prove to be inadequate. Consequently, we may require additional funds during or after this period. Additional financing may not be available on favorable terms or at all. If we raise additional funds by selling stock or securities convertible into stock, the percentage ownership of our then current shareholders will be reduced. If we cannot raise adequate funds to satisfy our capital requirements, we may have to limit our operations significantly. Our future capital requirements depend upon many factors, including, but not limited to:

     - the rate at which we develop and expand our e-procurement services;

     - the rate at which we expand our sales and marketing operations; and

     - the extent to which we develop and upgrade our technology and data network infrastructure.

     RISKS ASSOCIATED WITH OUR TECHNOLOGY

     OUR ABILITY TO DEVELOP AND DELIVER OUR TECHNOLOGY-BASED SERVICES IS DEPENDENT ON THE SERVICES OF KEY IT PERSONNEL.

     We are a technology-based company and, therefore, rely upon the employment services of key IT personnel. Our IT capability currently relies on the services and knowledge of Russell Madris, our founder, Chairman, Chief Executive Officer and President, and Bernardo Sicard, Vice President of Technology and Information Services, as well as the support of a limited IT staff. Our success depends upon our ability to attract and retain highly qualified technical employees. The process of hiring employees with the combination of skills and attributes required to carry out our strategy can be extremely competitive and time-consuming. We may not be able to successfully retain existing IT personnel or identify, hire and integrate additional IT personnel. If we lose the services of key IT personnel or are unable to attract additional qualified IT personnel, our business, financial condition and results of operations could be materially and adversely affected.

     IF WE DO NOT CONTINUOUSLY UPGRADE OUR TECHNOLOGICAL CAPABILITIES, WE MAY NOT REMAIN COMPETITIVE.

     We have limited experience delivering our technology-based services. The market for online products and services is characterized by rapidly changing technology, evolving industry standards, evolving customer demands and frequent new product and service introductions. In order to remain competitive, we must regularly upgrade our services to incorporate new technology. If a large number of our customers or prospective customers adopt new Internet technologies or standards, we may need to incur substantial expenditures to modify or adapt our services to remain compatible with their systems. If we do not successfully incorporate new technology, such as Extensible Mark-up Language, or XML, a form of data transfer which provides an alternative to the Electronic Data Interchange, or EDI, an industry standard form of data transfer, the performance of our services would suffer. While these technologies are generally commercially available, we may be required to expend considerable time and money in order to successfully integrate them into our technology-based services. We must also maintain an adequate testing and technical support infrastructure to ensure the successful introduction and development of services.

     WE MAY NOT BE ABLE TO SUFFICIENTLY EXPAND AND UPGRADE OUR COMPUTER SYSTEMS AND TECHNOLOGY INFRASTRUCTURE IF THE NUMBER OF USERS ON OUR SYSTEM INCREASES, WHICH COULD CAUSE SYSTEM DISRUPTIONS AND CUSTOMER
     DISSATISFACTION.

     We intend to expand and upgrade our technology and network infrastructure as the number of users of our system increases. If the number of users does increase, we could experience periodic temporary capacity constraints, which may cause unanticipated system disruptions, slower response times and lower levels of customer service. We may be unable to accurately project the rate or timing of increases, if any, in the use of our services or when we must expand and upgrade our systems and infrastructure to accommodate these increases in a timely manner. Any inability to do so could harm our business by causing our users to be dissatisfied with our services.

     OUR COMPUTER SYSTEMS MAY BE VULNERABLE TO SYSTEM FAILURES PREVENTING US FROM CONDUCTING BUSINESS AND CAUSING US TO LOSE CUSTOMERS.

     Our success depends on the performance, reliability and availability of, and the technology supporting, our services. Our sales depend, in large part, on the number of IT product buyers that order products through our system. This depends, in part, upon our system's actual and perceived reliability and performance. Any slowdown or stoppage of our online systems could cause us to lose customers and suppliers and therefore lose sales. Substantially all of our computer and communications hardware is located at our facility in Boca Raton, Florida. Our systems and operations are vulnerable to damage or interruption from fire, flood, power loss, telecommunications failure, break-in, hurricanes and similar events. Because we presently do not have fully redundant systems or a formal disaster recovery plan, a systems failure could adversely affect our business. Our computer systems are vulnerable to computer viruses, physical or electronic break-ins and similar disruptions, which may lead to interruptions, delays, loss of data or inability of users to access or fully utilize our online services. The software we have developed or that has been developed on our behalf, and other software that we license, may contain undetected errors, defects or bugs causing system failures. We may be required to expend considerable time and money to correct any system failure. If we are unable to fix a problem that arises, we may lose customers or be unable to conduct our business at all.

     IF WE ARE UNABLE TO ADEQUATELY PROTECT OUR INTELLECTUAL PROPERTY AND PROPRIETARY RIGHTS, OTHER COMPANIES MAY BE ABLE TO COMPETE MORE EFFECTIVELY AGAINST US.

     We regard our intellectual property rights as critical to our success and we rely on trademark and common law copyright law, trade secret protection and confidentiality agreements with our employees and others to protect our proprietary rights. Despite our precautions, unauthorized third parties might copy portions of our software or reverse engineer and use information that we regard as proprietary. Any misappropriation of our proprietary information by third parties could adversely affect our business by enabling third parties to compete more effectively with us.

     OUR TECHNOLOGY MAY INFRINGE THE INTELLECTUAL PROPERTY RIGHTS OF OTHERS EXPOSING US TO SUBSTANTIAL LIABILITIES.

     Although we have not received notice of any alleged infringement by us, we cannot be certain that our technology does not infringe patents issued to third parties, copyrights or other intellectual property rights of others. In addition, because patent applications in the United States are not publicly disclosed until the patent is issued, applications may have been filed which relate to our e-procurement system. We may be subject to legal proceedings and claims from time to time in the ordinary course of our business, including claims of alleged infringement of the trademarks and other intellectual property rights of third parties. Intellectual property litigation is expensive and time-consuming, and could divert our management's attention away from running our business.

     RISKS ASSOCIATED WITH THE INTERNET

     OUR SUCCESS DEPENDS ON CONTINUED INCREASES IN THE USE OF THE INTERNET AS A COMMERCIAL MEDIUM.

     We depend on the growing use and acceptance of the Internet as an effective e-commerce medium by businesses. Rapid growth in the use of and interest in the Internet and other online services is a recent development. We cannot be certain that acceptance and use of the Internet and other online services generally will continue to develop or that a sufficiently broad base of businesses will adopt and continue to use the Internet and other online services as an e-commerce medium. The Internet may fail as an e-commerce medium for a number of reasons, including potentially inadequate development of the necessary network infrastructure or delayed development of enabling technologies, including security technology and performance improvements.

     RAPID TECHNOLOGICAL CHANGE COULD CAUSE US TO INCUR SUBSTANTIAL EXPENDITURES TO REMAIN COMPETITIVE.

     The market for online products and services is characterized by rapidly changing technology, evolving industry standards, evolving customer demands and frequent new product and service introductions. Our future success will depend in significant part on our ability to improve the performance, content and reliability of our online services in response to both the evolving demands of the market and competitive services. Our efforts in these areas may not be successful. If a large number of our customers or prospective customers adopt new Internet technologies or standards, we may need to incur substantial expenditures modifying or adapting our services to remain compatible with their systems.

     WE RELY ON THE INTERNET INFRASTRUCTURE PROVIDED BY OTHERS TO OPERATE OUR BUSINESS.

     Our success depends, in large part, on other companies' maintenance of Internet infrastructure. In particular, we rely on other companies to maintain a reliable network backbone that provides adequate speed, data capacity and security. If the Internet continues to experience significant growth in the number of users, frequency of use and amount of data transmitted, as expected, the Internet infrastructure of thousands of computers communicating via telephone lines, coaxial cable and other telecommunications systems may be unable to support the demands placed on it. If the performance or reliability of the Internet suffers, our customers could have difficulty obtaining access to our website. In addition, data transmitted over the Internet, including information and graphics contained on web pages, could reach the user much more slowly. This could result in frustration by our users, which could decrease usage and cause businesses to use alternate purchasing channels.

     FUTURE GOVERNMENTAL REGULATION AND TAXATION COULD INCREASE THE COST OF CONDUCTING BUSINESS.

     We are not currently subject to direct regulation by any government agency, other than regulations applicable to businesses generally, and there are currently few laws or regulations directly applicable to access to or commerce on the Internet. However, due to the increasing popularity and use of the Internet, a number of legislative and regulatory proposals are under consideration by federal, state, local and foreign governmental organizations, and it is possible that a number of laws or regulations may be adopted with respect to the Internet relating to issues such as taxation, infringement, pricing, quality of products and services and intellectual property ownership. The adoption of any laws or regulations that have the effect of imposing additional costs, liabilities or restrictions relating to the use of the Internet by businesses could decrease the growth in the use of the Internet, which could in turn decrease the demand for our services, increase our costs of doing business, or otherwise have a material adverse effect on our business.

     A number of proposals have been made at the federal, state and local level that would impose additional taxes on the sale of goods and services over the Internet and certain states have taken measures to tax Internet-related activities. The taxation of Internet-related activities could have the effect of imposing additional costs on companies such as us that sell products through the Internet. This, in turn, could lead to increased prices for the products we offer through our services, which could result in decreased demand.

     We currently collect sales or other similar taxes on the shipment of goods in the State of Florida and seven other states. However, other states could seek to impose income tax obligations or sales tax collection obligations on us due to our sales efforts in these states based on the presence of our sales representatives in these states. As we expand our sales force into additional states we may become subject to additional state income tax. The potential additional costs of these taxes could have a material adverse effect on our business.

     RISKS RELATED TO THIS OFFERING

     THERE IS NO PRIOR PUBLIC MARKET FOR OUR COMMON STOCK, AND OUR STOCK PRICE MAY DECLINE AFTER THE OFFERING.

     Before this offering, there has not been a public market for our common stock. After this offering, the market price of our common stock may decline below the initial public offering price. The initial public offering price will be determined by negotiations between us and representatives of the underwriters. In addition, an active public market for our common stock may not develop or be sustained after this offering.

     INVESTORS PURCHASING SHARES OF COMMON STOCK IN THIS OFFERING WILL EXPERIENCE AN IMMEDIATE AND SUBSTANTIAL DILUTION.

     The initial public offering price is substantially higher than the net tangible book value of each outstanding share of our common stock. As a result, purchasers of common stock in this offering will suffer immediate and substantial dilution. This dilution will reduce the net tangible book value of their shares, since the price per share in this offering will be substantially higher than it was for our existing shareholder. The
dilution will be $          per share in the net tangible book value of the
common stock from the assumed initial public offering price of $          per
share. If outstanding options to purchase shares of common stock are exercised, there will be further dilution.

     OUR MANAGEMENT HAS BROAD DISCRETION OVER THE USE OF THE PROCEEDS OF THIS OFFERING AND MAY ALLOCATE THESE NET PROCEEDS IN WAYS IN WHICH YOU DO NOT AGREE.

     Our management has broad discretion over the use of a substantial portion of the proceeds of this offering. Accordingly, it is possible that our management may allocate the proceeds differently than investors in this offering would have desired, or that we will fail to maximize our return on these proceeds.

     OUR STOCK PRICE MAY BE VOLATILE. SUCH VOLATILITY MAY SUBJECT US TO CLAIMS FROM DISSATISFIED SHAREHOLDERS.

     The stock market in general, and the stock prices of Internet-related companies in particular, have recently experienced extreme volatility, which may be unrelated to the operating performance of any particular company or companies. Our stock price could be subject to wide fluctuations in response to factors such as the following:

     - actual or anticipated variations in quarterly results of operations;

     - the addition or loss of customers and user traffic;

     - announcements of technological innovations, new products or services by us or our competitors;

     - conditions or trends in the Internet, e-procurement and IT industries;

     - changes in the market valuations of other Internet, online service or IT companies;

     - our announcements of significant acquisitions, strategic relationships, joint ventures or capital commitments;

     - additions or departures of key personnel;

     - sales of our common stock;

     - general market conditions; and

     - other events or factors, many of which are beyond our control.

     These broad market and industry factors may materially and adversely affect our stock price, regardless of our operating performance. The trading prices of the stocks of many technology companies, including Internet companies, are volatile. These trading prices may continue to be volatile and could subject us to claims from dissatisfied shareholders.

     In the past, securities class action litigation has often been brought against companies following periods of volatility in their stock prices. We may in the future be the target of similar litigation. Securities litigation could result in substantial costs and divert our management's time and resources, which could cause our business to suffer.

     OUR ARTICLES OF INCORPORATION, BYLAWS AND FLORIDA LAW CONTAIN PROVISIONS THAT COULD DISCOURAGE OR PREVENT A TAKEOVER, EVEN IF AN ACQUISITION WOULD BE BENEFICIAL TO OUR SHAREHOLDERS.

     Provisions of our articles of incorporation, bylaws and Florida law may discourage, delay or prevent a merger or acquisition that some shareholders may consider favorable. These provisions, which are more fully described in "Description of Capital Stock -- Anti-Takeover Effects of Florida Law and Our Articles of Incorporation and Bylaws," include:

     - authorizing our board of directors to issue preferred stock;

     - establishing advance notice requirements for nominations for election of our board of directors or for proposing matters that can be acted on by shareholders at shareholder meetings; and

     - establishing a classified board of directors.

     FUTURE SALES OF OUR COMMON STOCK MAY DEPRESS OUR STOCK PRICE.

     After this offering, a total of           shares of our common stock will
be outstanding,      shares if the underwriters exercise their over-allotment
option in full. All the shares sold in this offering will be freely tradable.
               shares of our total outstanding shares will become available for resale in the public market as shown in the chart below. We, our officers and directors, option and warrant holders and our sole shareholder have entered into lock-up agreements pursuant to which we and they have agreed not to offer or sell any shares of common stock or securities convertible into or exercisable or exchangeable for shares of common stock without the prior written consent of Prudential Securities Incorporated, on behalf of the underwriters. Prudential Securities Incorporated may waive the terms of these lock-up agreements as specified in the underwriting agreement. Many of the remaining shares of our common stock outstanding after this offering not currently available for sale are subject to vesting restrictions and the holding period, volume and other restrictions of Rule 144 under the Securities Act of 1933. If our shareholders sell a substantial number of these shares in the public market during a short period of time, our stock price could decline significantly.

NUMBER OF SHARES                       DATE OF AVAILABILITY FOR RESALE INTO PUBLIC MARKET
----------------                       --------------------------------------------------
            .........................  180 days after the date of this prospectus due to a lock-up agreement these shareholders have with Prudential Securities
                                       Incorporated.
            .........................  Between 180 and 365 days after the date of this prospectus due to the requirements of the federal securities laws.

                           FORWARD-LOOKING STATEMENTS

     This prospectus includes forward-looking statements. We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends affecting the financial condition of our business. These forward-looking statements are subject to a number of risks, uncertainties and assumptions about MoreDirect, including, among other things:

     - general economic and business conditions, both nationally and in our markets;

     - our expectations and estimates concerning future financial performance, financing plans and the impact of competition;

     - anticipated trends in our business;

     - existing and future regulations affecting our business;

     - use of the Internet as a commercial medium; and

     - other risk factors set forth under "Risk Factors" in this prospectus.

     In addition, in this prospectus, the words "believe", "may", "will", "estimate", "continue", "anticipate", "intend", "expect" and similar expressions, as they relate to MoreDirect, our business or our management, are intended to identify forward-looking statements.

     We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. In light of these risks and uncertainties, the forward-looking events and circumstances discussed in this prospectus may not occur and actual results could differ materially from those anticipated or implied in the forward-looking statements.

                                USE OF PROCEEDS

     We estimate that the net proceeds to us from the sale of        shares of
common stock that we are offering will be approximately $     million, $
million if the underwriters exercise their over-allotment option in full,
assuming an initial public offering price of $          per share and after
deducting underwriting discounts and commissions and estimated offering expenses
of $     million.

     We intend to use the net proceeds we receive from this offering for:

     - working capital and general corporate purposes including:

        - expanding our sales and marketing activities;

        - expanding our corporate infrastructure, including our systems and staff;

        - further developing our emarketplace and our e-procurement services;
          and

        - expanding our corporate facilities;

     - repaying amounts outstanding under our line of credit; and

     - making a distribution of previously earned and undistributed S corporation earnings to our sole shareholder in connection with the termination of our S corporation status, as described in "S Corporation Distribution and Conversion to C Corporation Status".

     The amounts that we actually spend for working capital and general corporate purposes will vary significantly depending on a number of factors, including future sales growth, the amount of cash we generate from operations and the progress of our sales and business development efforts.

     Although we have no present plans, agreements or proposals to do so, we may also use a portion of the net proceeds to license or acquire new technologies, to acquire or invest in businesses complementary to our own or to enter into strategic alliances with other businesses. As a result, we will retain broad discretion in allocating the net proceeds from this offering. Pending such uses, we intend to invest the net proceeds in short-term, investment-grade securities or obligations of, or secured by, the U.S. government.

                                DIVIDEND POLICY

     Other than the S corporation distribution in the form of promissory notes described below, we do not anticipate declaring or paying any cash dividends in the foreseeable future. We currently intend to retain future earnings, if any, to finance operations and the expansion of our business. Any future determination to pay cash dividends will be at the discretion of our board of directors and will be dependent upon our financial condition, operating results, capital requirements and such other factors as our board of directors deems relevant.

                         S CORPORATION DISTRIBUTION AND
                       CONVERSION TO C CORPORATION STATUS

     Since our incorporation, we elected to be treated as an S corporation under Subchapter S of the Internal Revenue Code of 1986, as amended. As a result, our earnings since incorporation have been included in the income of our sole shareholder for income tax purposes. Prior to the closing of this offering, we will terminate our S corporation status. Prior to the termination of our S corporation status, we will declare a distribution to our sole shareholder in an amount equal to our previously earned and undistributed S corporation earnings through the termination of our S corporation status.

     As of December 31, 1999, our earned and undistributed S corporation earnings was approximately $2.5 million. We expect this amount will increase as a result of additional S corporation earnings from January 1, 2000 through the date on which our S corporation status is terminated. The distribution of our previously earned and undistributed S corporation earnings will be distributed in the form of two promissory notes, one of which will be in the amount of approximately $2.5 million and the other of which will be in an amount equal to the earned and undistributed S corporation earnings between January 1, 2000 and the date of termination of our S corporation status. Each promissory note will bear interest at the rate of 8% per annum and will be repaid following the consummation of this offering from net proceeds of this offering.

     Following the termination of our S corporation status, we will be subject to corporate federal and state income taxation on an accrual basis under Subchapter C of the Internal Revenue Code. In connection with the termination of our S corporation status, we have estimated an available net deferred tax asset of approximately $237,000 as of December 31, 1999. This estimate is dependent upon the date on which we voluntarily terminate our S corporation status, which we anticipate will occur in connection with the closing of this offering. At such time, net deferred tax assets or liabilities will be recorded in accordance with Statement of Financial Accounting Standards No. 109. A valuation allowance may be required to offset a net deferred tax asset if it is more likely than not that all or some portion of the deferred tax asset will not be realized.

                                    DILUTION

     Purchasers of the common stock in this offering will experience an immediate and substantial dilution in the net tangible book value of their common stock from the initial public offering price. The net tangible book value of our common stock on December 31, 1999, was $2,384,415, or approximately $0.24 per share. Net tangible book value per share represents the amount of our total tangible assets less our total liabilities, divided by the number of shares of common stock outstanding. Dilution in pro forma net tangible book value per share represents the difference between the amount per share paid by purchasers of shares of our common stock in this offering and the net tangible book value per share of our common stock immediately afterwards. After giving effect to:
(1) the sale of                shares of common stock by us in this offering at
an assumed initial public offering price of $          and after deducting the
underwriting discounts and commissions and estimated offering expenses; (2) an assumed distribution of previously earned and undistributed S corporation earnings of approximately $2.5 million as of December 31, 1999, which distribution we expect will increase based upon S corporation earnings from January 1, 2000 through the termination of our S corporation status; and (3) a one-time non-cash credit to earnings to recognize a net deferred income tax asset as a result of the termination of our S corporation status of approximately $237,000 as of December 31, 1999, which amount may change as a result of the recognition of additional deferred tax assets or liabilities associated with S corporation earnings related to our operations from January 1, 2000 through the termination of our S corporation status, our net tangible book
value would have been $          , or $          per share. This represents an
immediate increase in net tangible book value of $          per share to our
existing shareholder and an immediate and substantial dilution of $          per
share to new investors of common stock in this offering. The following table illustrates this per share dilution:

Assumed initial public offering price.......................            $
Net tangible book value per share at December 31, 1999......  $
          Decrease due to payment of the S corporation        (     )
            distribution....................................
                                                              --------
          Increase due to deferred tax asset................
          Increase attributable to new investors............
                                                              --------
Pro forma net tangible book value after the offering........
                                                                        --------
Dilution to new investors...................................            $
                                                                        ========

     The following table summarizes on a pro forma basis as of December 31, 1999, the differences between the total consideration paid and the average price per share paid by the existing sole shareholder and the new investors with respect to the number of shares of common stock purchased from us based on the initial public offering price before deducting underwriting discounts and commissions and offering expenses:

                                        SHARES PURCHASED    TOTAL CONSIDERATION
                                        -----------------   -------------------   AVERAGE PRICE
                                        NUMBER    PERCENT    NUMBER    PERCENT      PER SHARE
                                        -------   -------   --------   --------   -------------
Existing sole shareholder.............
New investors.........................
          Total.......................

     The foregoing discussions and tables assume no exercise of outstanding stock options. The discussions and tables exclude as of December 31, 1999 (1) 165,000 shares of common stock issuable upon the exercise of warrants at an exercise price of $1.75 issued to a consultant, (2) 380,500 shares of common stock issuable upon exercise of outstanding options at a weighted average exercise price of $2.21 per share, (3) 95,000 shares of common stock granted subsequent to December 31, 1999, issuable upon exercise of outstanding options at a weighted average exercise price of $9.71 per share and (4) 524,500 shares reserved for future grants under our stock option plan. To the extent that any shares are issued pursuant to these plans, there will be further dilution to the new investors.

                                 CAPITALIZATION

     The following table presents a summary of our capitalization as of December 31, 1999:

     - on an actual basis;

     - on a pro forma basis to reflect (a) an assumed distribution to our sole shareholder of previously earned and undistributed S corporation earnings in the amount of approximately $2.5 million as of December 31, 1999, which distribution we expect will increase based upon S corporation earnings from January 1, 2000 through the termination of our S corporation status; and (b) a one-time non-cash credit to earnings to recognize a net deferred income tax asset as a result of the termination of our S corporation status of approximately $237,000 as of December 31, 1999, which amount may change as a result of the recognition of additional deferred tax assets or liabilities associated with S corporation earnings related to our operations from January 1, 2000 through the termination of our S corporation status; and

     - on a pro forma as adjusted basis to reflect the pro forma adjustments described above and the sale of the shares of common stock offered in
       this prospectus at the assumed initial public offering price of $     per
       share, after deducting underwriting discounts and commissions and estimated offering expenses payable by us and the application of the net proceeds therefrom.

                                                           DECEMBER 31, 1999
                                                 --------------------------------------
                                                                             PRO FORMA
                                                               PRO FORMA    AS ADJUSTED
                                                   ACTUAL     (UNAUDITED)   (UNAUDITED)
                                                 ----------   -----------   -----------
Cash and cash equivalents......................  $1,244,086   $1,244,086    $
                                                 ==========   ==========    ==========
Shareholders' equity:
  Preferred stock, $.01 par value; 20,000,000
     authorized; 0 shares issued and
     outstanding...............................  $       --   $       --
  Common stock, $.01 par value; 80,000,000
     shares authorized; 10,000,000 shares
     issued and outstanding; and        shares
     issued and outstanding pro forma and as
     adjusted, respectively....................     100,000      100,000
  Additional paid-in capital...................   1,176,494      699,117
  Unearned compensation........................    (649,440)    (649,440)
  Retained earnings............................   1,757,361           --
                                                 ----------   ----------
          Total shareholders' equity...........  $2,384,415   $  149,677
                                                 ==========   ==========

                            SELECTED FINANCIAL DATA

     The selected financial data set forth below should be read in conjunction with our financial statements and notes thereto and "Management's Discussion and Analysis of Financial Condition and Results of Operations" appearing elsewhere in this prospectus. The financial data as of December 31, 1998 and 1999 and for the years ended December 31, 1997, 1998 and 1999 has been derived from our audited financial statements included elsewhere in this prospectus. The financial data as of December 31, 1996 and 1997 and for the year ended December 31, 1996 has been derived from audited financial statements not included in this prospectus. The unaudited financial data as of December 31, 1995 and for the year ended December 31, 1995 has been derived from unaudited financial statements not included in this prospectus.

                                                                              YEAR ENDED DECEMBER 31,
                                                        -------------------------------------------------------------------
                                                           1995          1996          1997          1998          1999
                                                        -----------   -----------   -----------   -----------   -----------
STATEMENTS OF INCOME DATA:
Net sales.............................................  $5,791,201    $ 8,991,902   $13,145,364   $26,836,473   $33,131,315
Cost of sales.........................................   5,477,622      8,647,179    12,396,264    23,932,350    29,806,978
                                                        -----------   -----------   -----------   -----------   -----------
        Gross profit..................................     313,579        344,723       749,100     2,904,123     3,324,337
                                                        -----------   -----------   -----------   -----------   -----------
Operating expenses:
  Sales and marketing expense.........................      18,871         66,209       102,531       146,954       135,159
  Commissions expense (excluding non-cash compensation
    of $120,114)......................................          --             --            --       291,115       827,375
  Non-cash stock-based compensation expense...........          --             --            --            --       436,954
  General and administrative expense (excluding
    non-cash compensation of $316,840)................     188,828        217,037       397,982       623,864       789,820
                                                        -----------   -----------   -----------   -----------   -----------
        Total operating expenses......................     207,699        283,246       500,513     1,061,933     2,189,308
                                                        -----------   -----------   -----------   -----------   -----------
        Income from operations........................     105,880         61,477       248,587     1,842,190     1,135,029
        Interest income, net..........................       9,350          5,598        24,571        42,174        78,180
                                                        -----------   -----------   -----------   -----------   -----------
Net income............................................  $  115,230    $    67,075   $   273,158   $ 1,884,364   $ 1,213,209
                                                        ===========   ===========   ===========   ===========   ===========
  Net income per share:
    Basic.............................................  $      .01    $       .01   $       .03   $       .19   $       .12
    Diluted...........................................  $      .01    $       .01   $       .03   $       .19   $       .12
  Weighted average shares outstanding:
    Basic.............................................  10,000,000     10,000,000    10,000,000    10,000,000    10,000,000
    Diluted...........................................  10,000,000     10,000,000    10,000,000    10,000,000    10,045,579
PRO FORMA STATEMENTS OF INCOME DATA (UNAUDITED):
  Net income as reported..............................  $  115,230    $    67,075   $   273,158   $ 1,884,364   $ 1,213,209
  Pro forma income taxes provision(1).................     (39,178)       (11,768)      (93,032)     (641,328)     (413,779)
                                                        -----------   -----------   -----------   -----------   -----------
  Pro forma net income................................  $   76,052    $    55,307   $   180,126   $ 1,243,036   $   799,430
                                                        ===========   ===========   ===========   ===========   ===========
  Pro forma net income per share
    Basic.............................................                                                          $       .08
    Diluted...........................................                                                          $       .08
  Pro forma weighted average shares outstanding(2)
    Basic.............................................                                                           10,000,000
    Diluted...........................................                                                           10,045,579

                                                                        AS OF DECEMBER 31,
                                 ------------------------------------------------------------------------------------------------
                                                                                                         1999
                                                                                      -------------------------------------------
                                                                                                         PRO         PRO FORMA
                                    1995          1996         1997         1998         ACTUAL       FORMA(3)     AS ADJUSTED(4)
                                 -----------   ----------   ----------   ----------   ------------   -----------   --------------
BALANCE SHEET DATA:
  Cash and cash equivalents....  $   88,618    $  417,141   $  216,057   $1,707,472    $1,244,086    $1,244,086
  Working capital (deficit)....    (764,468)      254,049      518,531    1,311,073     2,245,134        10,396
  Total assets.................   1,039,559     1,468,361    2,253,336    4,774,167     6,275,629     6,513,100
  Distribution payable to sole
    shareholder................          --            --           --    1,000,000       700,000       700,000
  Note payable to sole
    shareholder................          --            --           --           --            --     2,472,209
  Total shareholder's equity...     275,091       276,730      549,888    1,434,252     2,384,415       149,677

---------------

(1) Prior to the closing of this offering, we will terminate our S corporation status and elect C corporation status and accordingly become subject to federal and state income taxes. The unaudited pro forma information reflects the incremental tax expense that we would have incurred if we had been subject to federal income taxes for the years ended December 31, 1995, 1996, 1997, 1998 and 1999. The effective rate used for pro forma income taxes was the applicable effective federal statutory rate, as there would have been no state income tax obligations or significant permanent federal income tax differences.
(2) The pro forma weighted average number of shares outstanding at December 31,
    1999 include the effect of the assumed issuance of                shares of
    common stock to generate sufficient cash to pay an S corporation distribution of previously earned and undistributed S corporation earnings of approximately $2.5 million at December 31, 1999. The issuance of common
    stock was based on an assumed $          initial public offering price. Pro
    forma weighted average shares outstanding does not include the shares of common stock to be issued upon the closing of the initial public offering.
(3) Pro forma unaudited balance sheet data at December 31, 1999 reflects the effect of: (a) an assumed distribution of previously earned and undistributed S corporation earnings of approximately $2.5 million as of December 31, 1999, which we expect will increase based on S corporation earnings from January 1, 2000 through the termination of our S corporation status; and (b) the recording of a one-time non-cash credit to earnings to recognize a net deferred income tax asset as a result of the terminating of our S corporation status, approximately $237,000 as of December 31, 1999, which amount may change as a result of the recognition of additional deferred tax assets or liabilities associated with S corporation earnings related to our operations from January 1, 2000 through the termination of our S corporation status.
(4) Pro forma as adjusted balance sheet data as of December 31, 1999 (unaudited) gives effect to note (3) above and the issuance and sale of the common stock
    in this offering at an assumed public offering price of $          per share
    and application of the net proceeds therefrom as described in "Use of Proceeds."

          MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                           AND RESULTS OF OPERATIONS

     The following discussion of our financial condition and results of operations should be read together with our selected financial data and the financial statements and related notes included elsewhere in this prospectus. This discussion and analysis contains forward-looking statements that involve risks, uncertainties and assumptions. Our actual results may differ from those anticipated in these forward-looking statements as a result of certain factors, including, but not limited to, those set forth under "Risk Factors," and elsewhere in this prospectus.

GENERAL

     We are a leading business-to-business, or B2B, electronic marketplace providing a "one-stop" online solution for the procurement of information technology products. Our Internet-based system enables corporate and government customers to efficiently source, evaluate, purchase and track a wide variety of IT products. Our electronic marketplace, or emarketplace, serves as an intermediary, providing current inventory information including comparative pricing, available quantity and detailed product specifications directly from the largest wholesale distributors in the United States. MoreDirect is unique to the IT procurement marketplace in that our web-based system enables IT buyers to view the inventories of multiple wholesale distributors at a single source and provides valuable IT asset management solutions.

     Our emarketplace aggregates approximately 290,000 product SKUs available through wholesale distributors whose inventories include products from over 1,500 manufacturers including popular brand names, such as IBM, Compaq, Hewlett-Packard, Toshiba, Cisco, and Microsoft. By displaying the comparative prices of the current inventories of multiple wholesale distributors, we create a price competitive online marketplace. Our emarketplace provides IT product buyers with direct access to what we believe is the largest selection of IT products available at a single source. Our primary target customers are large corporations and government entities that are interested in making their IT procurement process more efficient and cost effective.

     We generate our sales from product sales. Net sales include product sales and shipping and handling charges. We recognize sales upon shipment. Orders are placed either directly by our customers, or by our sales representatives, through our website upon receipt of a purchase order from our customers. Customer orders are electronically transmitted to a specific wholesale distributor based upon product availability and price, then shipped directly to our customers. We take title to products upon shipment and record the related sales transaction. We assume economic risk of all losses on credit and collections, customer service issues and returns.

     We do not maintain any product inventory. Our fulfillment and distribution operations are handled by leading wholesale distributors, including Ingram Micro, Tech Data, Merisel and Pinacor, who are known for their fulfillment expertise and high levels of customer satisfaction. In addition, our transaction processes and business practices are highly automated. Through this business model, we capitalize on the cost efficiencies and expertise of our wholesale distributors and thereby minimize our related infrastructure and operating expenses.

     Our business model utilizes commission-based sales representatives who introduce corporate and government customers to our emarketplace. As a result, our sales representatives' compensation is almost entirely variable with our sales volume. As of December 31, 1999, we had 33 independent commission-based sales representatives and six commission-based sales representatives employed by our company. We intend to continue to pursue an aggressive program to attract new sales representatives.

     We have devoted available resources to improving and expanding our technology and infrastructure, developing new e-procurement features and functionality, and adding suppliers, products and services to our emarketplace. As of December 31, 1999, we had 18 employees including six sales representatives. In addition, we anticipate substantially increasing our expenditures on sales and marketing activities, including attracting additional employee sales representatives, with the net proceeds from this offering. Accordingly, we anticipate a significant increase in our operating expenses in 2000 and for the foreseeable future.

     Beginning in the fourth quarter of 1999 and throughout the first quarter of 2000, we expanded the features and functionality of our e-procurement solution. We transferred our technology platform to a Sun Microsystems Solaris server, which significantly increased our system's performance and scalability. We added additional wholesale distributors, including Tech Data. We also added important e-procurement functionality, including administrative capabilities which allow customers to assign purchasing authorization levels and passwords enabling selected employees to view or access certain menus or web pages. These administrative capabilities allow our customers to incorporate their approval process and business rules into our e-procurement system. In addition, we implemented order tracking capabilities and direct links, based upon shipment tracking numbers, to a respective carrier's web site in order to determine the status of shipments. Further, company standards lists were added so that customers can pre-select standard products for their employees. Other functionality was developed to incorporate various accounting and asset management reports that can be downloaded by customers either on a stand-alone basis or for integration into their internal information systems. We also developed the capability to transfer various data files to our customers' systems using FTP, XML or EDI. We believe that these recent enhancements to our system make our emarketplace more valuable to corporate IT buyers and allow for seamless integration into their internal purchasing software applications.

     While we began providing B2B electronic IT procurement services in 1994, we converted our procurement technology to our current Internet-based solution in June 1999. Since our transition to the Internet, our business has grown dramatically. During the 12 months ended December 31, 1999, 552 customers purchased IT products using our e-procurement system as compared to 286 customers that purchased IT products during the 12 months ended December 31, 1998. We now have over 630 active IT product buyers utilizing our emarketplace. Our revenues have increased by 162% to $18.6 million for the three months ended March 31, 2000 compared to $7.1 million for the three months ended March 31, 1999.

RESULTS OF OPERATIONS

     The following table sets forth statements of income data for each of the periods indicated as a percentage of sales:

                                                             YEARS ENDED DECEMBER 31,
                                                             -------------------------
                                                              1997     1998     1999
                                                             ------   ------   -------
Net sales..................................................   100.0%   100.0%   100.00%
Cost of sales..............................................    94.3     89.2      90.0
                                                             ------   ------   -------
          Gross profit.....................................     5.7     10.8      10.0
                                                             ------   ------   -------
Sales and marketing expense................................     0.8      0.5       0.4
Commissions expense (excluding non-cash compensation
  expense).................................................     0.0      1.1       2.5
Non-cash stock-based compensation expense..................      --       --       1.3
General and administrative expense (excluding non-cash
  compensation expense)....................................     3.0      2.3       2.4
                                                             ------   ------   -------
          Income from operations...........................     1.9      6.9       3.4
Interest income, net.......................................     0.2      0.1       0.2
                                                             ------   ------   -------
          Net income.......................................     2.1%     7.0%      3.6%
                                                             ======   ======   =======

  Year Ended December 31, 1999 Compared to Year Ended December 31, 1998

     Net Sales. Net sales increased by $6.3 million, or 23.5%, to $33.1 million for the year ended December 31, 1999 from $26.8 million for the year ended December 31, 1998. This increase resulted from the introduction of our Internet-based e-procurement system and growth in our customer base. The majority of our sales growth was realized in the second half of 1999 after the implementation of the current version of our Internet-based emarketplace and the adoption of our commission-based sales representative program, both of which commenced in June 1999. During 1999, 552 customers purchased IT products using our e-procurement system as compared to 286 customers during 1998. Two customers accounted for approximately 32% and 39% of our sales for the years ended December 31, 1999 and December 31, 1998, respectively.

     Cost of Sales. Cost of sales consists of our net cost of products sold less manufacturer reimbursements and rebates. Cost of sales increased by $5.9 million, or 24.5%, to $29.8 million for the year ended December 31, 1999 from $23.9 million for the year ended December 31, 1998, primarily as a result of the increase in our net sales. Our gross margin on product sales declined to 10.0% for the year ended December 31, 1999 from 10.8% for the year ended December 31, 1998. This reduction in gross margin reflected our aggressive product pricing strategy to build our emarketplace as well as our strategy to increase the number of large corporate customers. Large corporate customers typically negotiate lower purchase prices based upon their greater purchasing volumes. We anticipate that our gross profit margin will continue to decrease during 2000 as we aggressively pursue new large corporate and government customers and build our market share.

     Sales and Marketing Expenses (Excludes Commission Expense). Sales and marketing expense decreased by $12,000, or 8.0%, to $135,000 for the year ended December 31, 1999 from $147,000 for the year ended December 31, 1998. The decrease in sales and marketing expenses is attributable to a decrease in the number of internal sales and marketing employees as we focused our sales strategy on attracting commissioned-based sales representatives, as discussed in "Commission Expense" below. To date, our growth has been achieved with no advertising and minimal marketing activities. We intend to implement advertising and marketing campaigns in 2000 utilizing a portion of the net proceeds from this offering. As a result, we expect sales and marketing expenses to increase significantly in future periods.

     Commission Expense. Commission expense increased by $536,000, or 184.2%, to $827,000 for the year ended December 31, 1999 from $291,000 for the year ended December 31, 1998. Commission expense as a percentage of sales increased to 2.5% in 1999 from 1.1% in 1998. The increase in commission expense was principally due to our aggressive program, that began in the third quarter of 1999, to recruit commission-based sales representatives. Our business model utilizes commission-based sales representatives who introduce corporate and government customers to our emarketplace. We intend to continue to pursue an aggressive program to attract new commission-based sales representatives. We had 39 commission-based sales representatives at December 31, 1999 compared to 10 at December 31, 1998.

     Commissions are paid to our sales representatives based on a percentage of gross profit on sales transactions. Therefore, our sales representatives' compensation is almost entirely variable with our sales volume. Commission expense as a percentage of gross profit increased to 24.9% in 1999 from 10.0% in 1998. Commission expense as a percentage of gross profit increased in 1999 because a higher percentage of our sales were to new customers that were solicited by commission-based sales representatives. In 1998, a higher percentage of our sales were to customers that were previously established as "in-house" accounts. Therefore, commission expenses were limited. We expect that commission expense as a percentage of gross profit will continue to increase during 2000 as we aggressively recruit new commission-based sales representatives.

     Non-Cash Stock-Based Compensation Expense. Non-cash stock-based compensation expense was $437,000 for the year ended December 31, 1999. In 1999, the Company issued a warrant to purchase 165,000 shares of common stock to an outside consultant for services performed in 1999 at $1.75 per share and recorded a charge to compensation expense of approximately $179,000. Also, in 1999, the Company granted 33,000 options to independent contractors which options vested immediately and recorded a charge to compensation expense of approximately $120,000. Under APB 25, compensation expense of approximately $138,000 was charged for employee stock options whose exercise price was less than the estimated fair value price of the stock on the grant date. The aggregate difference between the exercise price and the fair value amounted to approximately $788,000, which will be recognized over the vesting period of the stock options. The recognition of the compensation expense charged would be accelerated in conjunction with the acceleration of vesting in the event of an initial public offering.

     General and Administrative Expenses. General and administrative expenses increased by $166,000, or 26.6%, to $790,000 for the year ended December 31, 1999 from $624,000 for the year ended December 31, 1998. This increase is primarily attributable to increases in payroll expense and professional fees associated with our technology development, the hiring of finance and administrative personnel, and legal and accounting services. We expect general and administrative expenses to continue to increase as we expand our customer base, increase our staff and incur additional costs related to the growth in our business operations.

     Interest Income, Net. Interest income, net, increased by $36,000, or 85.4% to $78,000 for year ended December 31, 1999 from $42,000 for year ended December 31, 1998. This increase was attributable primarily to interest income generated from larger average cash balances during 1999 as compared to 1998.

  Year Ended December 31, 1998 Compared to Year Ended December 31, 1997

     Net Sales. Net sales increased by $13.7 million, or 104.2%, to $26.8 million for the year ended December 31, 1998 from $13.1 million for the year ended December 31, 1997. This increase resulted primarily from increased sales to existing customers.

     Cost of Sales. Cost of sales increased by $11.5 million, or 93.1%, to $23.9 million for the year ended December 31, 1998 from $12.4 million as a result of the significant increase in our net sales. Our gross margin on product sales increased to 10.8% for the year ended December 31, 1998 from 5.7% for the year ended December 31, 1997. Gross margins were affected in 1997 by intense market-wide pricing pressure which subsided in 1998.

     Sales and Marketing Expenses (Excludes Commission Expense). Sales and marketing expense increased by $44,000, or 43.3%, to $147,000 for the year ended December 31, 1998 from $103,000 for the year ended December 31, 1997.

     Commission Expense. Commission expense was $291,000 in 1998. No commission expense was recorded in 1997. In 1997, we did not engage commission-based sales representatives. All sales and marketing activities were conducted by employees who were not compensated based on commission.

     General and Administrative Expenses. General and administrative expenses increased by approximately $226,000, or 56.8% to $624,000 for year ended December 31, 1998 from $398,000 for the year ended December 31, 1997. This increase is primarily attributable to increased headcount of and related expenses associated with our increase in our technology development, finance, administrative, and support staff due to our growth.

     Interest Income, Net. Interest income, net increased by approximately $18,000, or 71.6% to $42,000 for the year ended December 31, 1998 from $25,000 for the year ended December 31, 1997. The increase is attributable primarily to interest income generated from larger average cash balances during 1998 compared to 1997.

QUARTERLY RESULTS OF OPERATIONS

     The following tables present our unaudited results of operations for each of the quarters ended December 31, 1998 and 1999 both in dollars and as a percentage of sales. This information has been compiled from our unaudited interim financial data. In the opinion of our management, our unaudited financial data have been prepared on the same basis as our audited financial statements which appear elsewhere in this prospectus, and include normal necessity adjustments that we consider necessary to fairly present this information. The results of operations for any quarter are not necessarily indicative of the results of operations for any future period.

                                                                   THREE MONTHS ENDED
                          -----------------------------------------------------------------------------------------------------
                                                1998                                                1999
                          -------------------------------------------------   -------------------------------------------------
                          MARCH 31,     JUNE 30,    SEPT. 30,     DEC. 31,    MARCH 31,     JUNE 30,    SEPT. 30,     DEC. 31,
                          ----------   ----------   ----------   ----------   ----------   ----------   ----------   ----------
STATEMENTS OF INCOME
  DATA:
Net sales...............  $7,834,180   $5,984,968   $5,978,102   $7,039,223   $7,057,149   $8,042,412   $8,447,159   $9,584,595
Cost of sales...........   7,187,328    5,336,353    5,299,492    6,109,177    6,199,925    7,200,513    7,650,933    8,755,607
                          ----------   ----------   ----------   ----------   ----------   ----------   ----------   ----------
  Gross profit..........     646,852      648,615      678,610      930,046      857,224      841,899      796,226      828,988
Sales and marketing.....      26,770       39,393       44,262       36,529       30,692       16,312       37,362       50,793
Commissions expense
  (excluding non-cash
  compensation).........      36,621       63,589       65,769      125,136      158,418      217,400      186,890      264,667
Non-cash stock-based
  compensation
  expense...............          --           --           --           --      178,530           --           --      258,424
General and
  administrative expense
  (excluding non-cash
  compensation).........     147,516      143,509      155,422      177,417      183,013      198,894      203,516      204,397
                          ----------   ----------   ----------   ----------   ----------   ----------   ----------   ----------
  Total operating
    expenses............     210,907      246,491      265,453      339,082      550,653      432,606      427,768      778,281
                          ----------   ----------   ----------   ----------   ----------   ----------   ----------   ----------
  Income from
    operations..........     435,945      402,124      413,157      590,964      306,571      409,293      368,458       50,707
Interest income, net....       3,502        4,411       14,245       20,016       11,587       14,858       23,480       28,255
                          ----------   ----------   ----------   ----------   ----------   ----------   ----------   ----------
    Net income..........  $  439,447   $  406,535   $  427,402   $  610,980   $  318,158   $  424,151   $  391,938   $   78,962
                          ==========   ==========   ==========   ==========   ==========   ==========   ==========   ==========

AS A PERCENTAGE OF NET
  SALES:
Net sales...............       100.0%       100.0%       100.0%       100.0%       100.0%       100.0%       100.0%       100.0%
Cost of sales...........        91.7         89.2         88.7         86.8         87.9         89.5         90.6         91.4
                          ----------   ----------   ----------   ----------   ----------   ----------   ----------   ----------
  Gross profit..........         8.3         10.8         11.3         13.2         12.1         10.5          9.4          8.6
Sales and marketing.....         0.3          0.7          0.7          0.5          0.4          0.2          0.4          0.5
Commissions expense
  (excluding non-cash
  compensation).........         0.5          1.0          1.1          1.8          2.2          2.7          2.2          2.8
Non-cash stock-based
  compensation
  expense...............          --           --           --           --          2.5                                    2.7
General and
  administrative expense
  (excluding non-cash
  compensation).........         1.9          2.4          2.6          2.5          2.6          2.5          2.4          2.1
                          ----------   ----------   ----------   ----------   ----------   ----------   ----------   ----------
  Total operating
    expenses............         2.7          4.1          4.4          4.8          7.7          5.4          5.0          8.1
                          ----------   ----------   ----------   ----------   ----------   ----------   ----------   ----------
  Income from
    operations..........         5.6          6.7          6.9          8.4          4.4          5.1          4.4          0.5
Interest income, net....         0.0          0.1          0.2          0.3          0.1          0.2          0.3          0.3
                          ----------   ----------   ----------   ----------   ----------   ----------   ----------   ----------
    Net income..........         5.6%         6.8%         7.1%         8.7%         4.5%         5.3%         4.7%         0.8%
                          ==========   ==========   ==========   ==========   ==========   ==========   ==========   ==========

LIQUIDITY AND CAPITAL RESOURCES

     As of December 31, 1999, we had $1.2 million of cash and cash equivalents. As of that date, our principal commitments consisted of a distribution payable to the sole shareholder of $700,000.

     Net cash used in operations was $183,000 in 1997. Net cash provided by operations was $1.7 million and $589,000 in 1998 and 1999, respectively. The change from net cash used to net cash provided by operations from 1997 to 1998 was primarily a result of increased profitability with a corresponding increase in net income of $1.6 million. The decrease in net cash provided by operations in 1999 was primarily a result of an increase in accounts receivable levels associated with net sales growth and a decrease in net income.

     Net cash used in investing activities of $18,000, $106,000 and $53,000 in 1997, 1998 and 1999, respectively, represented expenditures for additions to property and equipment.

     Net cash used by financing activities was $60,000 in 1998, which represented a loan repayment to the sole shareholder. Net cash used by financing activities was $1.0 million in 1999, which represented payment of a distribution payable to the sole shareholder.

     We have historically financed our operations and capital expenditures primarily through cash flow from operations. Our working capital was $1.3 million and $2.2 million at December 31, 1998 and 1999, respectively. The increase of $934,000 in working capital in 1999 was primarily due to the increase in accounts receivable and accrued expenses. At December 31, 1999, we had no outstanding long-term debt. Since our incorporation, we have been a S corporation and 100% owned by Russell L. Madris, our founder, Chairman, Chief Executive Officer and President and immediately prior to the closing of this offering by Madris Delaware, L.P., a Delaware limited partnership controlled by Mr. Madris.

     In March 2000, we obtained a $15.0 million line of credit from SunTrust Bank. We may obtain advances under the line of credit in an amount equal to 85% of our accounts receivable, subject to certain adjustments. Amounts outstanding under the line of credit accrue interest at LIBOR plus 1.25-2.25%, subject to certain financial ratios. The line of credit matures in March 2002. The line of credit contains covenants, including maintenance of financial ratios and indebtedness covenants and a requirement that we obtain the consent of our lender before we incur debt, other than trade debt, pay dividends or make distributions, make investments or consummate mergers or acquisitions. We can use the advances we obtain under the line of credit as working capital to support our accounts receivable and for general working capital purposes. To secure our obligations under the line of credit, we granted our lender a first priority lien and security interest on all of our existing and future assets. As of April 12, 2000, the Company has borrowed $1.5 million under the line of credit.

     Our current and anticipated uses of cash are to fund operations and capital expenditures necessary to support current growth in sales. We anticipate that cash flow from operations together with the funds available under our $15.0 million line of credit from SunTrust Bank should be adequate to support our presently anticipated cash and working capital requirements until we receive the net proceeds from this offering. We anticipate that the net proceeds from this offering will be adequate to fund our cash and capital requirements through the end of 2001. However, our ability to continue funding our planned growth beyond the proceeds from this offering is dependent upon our ability to generate sufficient cash flow from operations, to raise funds through subsequent equity offerings or our ability to obtain additional bank financing.

YEAR 2000 ISSUES

     The impact of the year 2000 on our technology systems to date has been insignificant. The total cost associated with our year 2000 remediation effort has not been material and is not expected to be material in future periods. To date we have experienced no year 2000 issues which have materially affected our business. On and after January 1, 2000, our customers were able to access our website. We were able to process and transmit our customers' orders and our suppliers were able to process and deliver those orders.

RECENT ACCOUNTING PRONOUNCEMENTS

     In March 1998, we adopted Statement of Position No. 98-1, or SOP 98-1, Accounting for Costs of Computer Software Developed or Obtained for Internal Use, which provides guidance on accounting for the cost of computer software developed or obtained for internal use. SOP 98-1 was effective for fiscal years beginning after December 15, 1998. The adoption of SOP 98-1 did not have a material impact on our financial statements.

     In June 1999, the Financial Accounting Standards Board issued SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities. SFAS No. 133 establishes accounting and reporting standards for derivative instruments and hedging activities. SFAS 133, as amended by SFAS 137, will be effective for our financial reporting beginning in the first quarter of 2001. We do not currently utilize derivative financial instruments; therefore, we do not expect that the adoption of SFAS 133 will have a material impact on our results of operations or financial position.

     In December 1999, the SEC staff released Staff Accounting Bulletin No. 101, Revenue Recognition in Financial Statements, which provides guidance on the recognition, presentation and disclosure of sales in financial statements. SAB No. 101 did not impact the way we currently recognize sales.

QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISK

     All of our operations are in the United States and all our sales are currently made in U.S. dollars. Accordingly, our results of operations are not materially affected by economic conditions in foreign countries at the present time.

     Our investments are classified as cash and cash equivalents with original maturities of three months or less. As of December 31, 1999, we consider the reported amounts of these investments to be reasonable approximations of their fair values. Changes in market interest rates will not have a material impact on our financial position.

                                    BUSINESS

OVERVIEW

     We are a leading business-to-business, or B2B, electronic marketplace providing a "one-stop" online solution for the procurement of information technology products. Our Internet-based system enables corporate and government customers to efficiently source, evaluate, purchase and track a wide variety of IT products. Our electronic marketplace, or emarketplace, serves as an intermediary, providing current inventory information, including comparative pricing, available quantity and detailed product specifications directly from the largest wholesale distributors in the United States. MoreDirect is unique to the IT procurement marketplace in that our web-based system enables IT buyers to view the inventories of multiple wholesale distributors at a single source and provides valuable IT asset management solutions.

     MoreDirect's emarketplace aggregates approximately 290,000 product SKUs available through wholesale distributors. Available inventory includes products from over 1,500 manufacturers, including popular brand names, such as IBM, Compaq, Hewlett-Packard, Toshiba, Cisco and Microsoft. By displaying the comparative prices of the current inventories of multiple wholesale distributors, we create a price competitive online marketplace. We believe our emarketplace provides IT product buyers with direct access to what we believe is the largest selection of IT products available at a single source.

     The IT products distribution channel has historically been highly fragmented and multi-tiered which has added several layers of costs to end-users. Our Internet-based solution eliminates supply-chain inefficiencies and creates a more direct, cost-effective IT products marketplace. We provide customers with direct access to the current inventories of leading wholesale distributors, including Ingram Micro, Tech Data, Merisel and Pinacor, the four largest wholesale distributors in the United States. We are in the process of expanding inventory available through our emarketplace by adding additional suppliers of IT products.

     MoreDirect's e-procurement solution creates purchasing efficiencies that we believe provide significant cost and time savings for IT buyers of large corporations and government entities. Some of the key e-procurement features available to customers of our emarketplace include the ability to:

     - compare product price and availability among several leading wholesale distributors;

     - search for products using a number of different criteria, including brand name, product name, product description, manufacturer's part number, supplier's part number, product category and product classification;

     - track existing orders and obtain history on all product orders and returns, including aging credit and cash receipt information;

     - create and transmit detailed purchase orders; and

     - confirm orders via e-mail, with file attachments available for uploading to customer's ordering and purchasing systems.

Each customer's website access and web pages are customized to incorporate that entity's purchasing authorities, approval process, work flow and business rules. We believe that this flexibility makes our service an attractive solution to a wide variety of IT buyers. In addition, we provide IT asset management information and reports such as complete order histories, product serial numbers, shipped to locations, tracking and other account information enabling customers to manage the IT products they have ordered. Our emarketplace provides a complete e-procurement solution.

     Our objective is to become the premier B2B emarketplace for IT products. The key elements in our strategy include:

     - building brand awareness through increased marketing efforts;

     - expanding our sales force;

     - pursuing strategic alliances;

     - establishing relationships with additional suppliers;

     - enhancing the services and functionality of our e-procurement solution;
       and

     - expanding our service to offer complementary products.

INDUSTRY BACKGROUND

  Growth of Business-to-Business E-Commerce

     The rapid growth of the B2B e-commerce market is fueled largely by the recurring nature of business needs and transactions. The Internet provides a medium in which buyers and suppliers can effect transactions more efficiently by reducing the costs of accessing information and streamlining complex purchasing and distribution processes. As compared to business to consumer e-commerce transactions, B2B exchanges are characterized by a larger average order size and a higher level of customer loyalty and repeat business. Forrester Research estimates that businesses bought $109 billion in goods over the Internet in 1999, as opposed to $20 billion in goods bought by consumers. In addition, Forrester Research predicts that B2B e-commerce in the United States will grow to $2.7 trillion by 2004, representing more than 90% of the projected total e-commerce market. Forrester Research also reports that the IT products market is the fastest growing segment of the projected B2B e-commerce market and is highly fragmented, providing an attractive opportunity for an Internet-based solution. According to estimates by International Data Corporation, the IT products market in the United States totaled $245 billion in 1999, and will reach $334 billion by 2003.

  Traditional Distribution Channels for Information Technology Products

     The IT product distribution channel is multi-tiered and highly fragmented, with a wide variety of manufacturers selling products through a number of different channels. Traditionally, products are sold through a supply chain which includes manufacturers, wholesale distributors, resellers, dealers and end-users. In addition, certain manufacturers sell their products directly to end-users.

     Historically, corporate and government entities have purchased their IT products from several dealer or reseller sources, each of which carried limited inventories. The traditional distribution channels result in an inefficient purchasing process for business and government consumers of IT products. The typical purchasing process consists of the following four principal steps:

     - Sourcing. An IT buyer who desires to purchase a product at a favorable price must typically contact a number of resellers or dealers and obtain information as to product specifications, pricing and availability.

     - Ordering. Once a product has been selected, the buyer must place an order with the chosen vendor. This process includes the buyer's internal approval process, followed by negotiations with the vendor as to terms such as price, delivery location and delivery date.

     - Fulfillment. This step includes the delivery of the product to the buyer, as well as the buyer's tracking of the order.

     - Invoice and Payment. Once the product has been received, the buyer must verify receipt of the ordered product and process and remit payment to the vendor.

  The Need for a More Efficient Purchasing System

     As a result of the inefficiencies in the traditional corporate and government IT purchasing process, IT buyers are increasingly seeking solutions that eliminate multiple purchasing sources and reduce procurement processing costs. Many IT buyers are looking to the Internet as a potential purchasing solution. Corporations and government entities are moving their purchasing programs towards e-procurement in order to increase access to real-time information from numerous suppliers, reduce the time and cost of ordering, and provide automated order tracking and other critical information.

     While an increasing number of manufacturers, distributors and resellers are offering IT products for sale over the Internet, we do not believe that there has been a single source providing a complete purchasing solution. We do not believe that any existing procurement alternative provides current, comparative inventory information from multiple wholesale suppliers, detailed product information, flexible product search capabilities, the ability to order from multiple suppliers though a single source and receive one consolidated invoice, and provide online tracking and order information.

THE MOREDIRECT SOLUTION

     We offer corporate and government buyers a comprehensive, one-stop online marketplace for the procurement of IT products. Our proprietary e-procurement system, which is available to our customers through our website provides current information directly from many of the leading wholesale distributors of IT products, including Ingram Micro, Tech Data, Merisel and Pinacor.

     Some of the features of the MoreDirect solution include the ability to:

     - compare product price and availability among several leading wholesale distributors;

     - search for products using a number of different criteria, including by brand name, product name, product description, manufacturer's part number, supplier's part number, product category and product classification;

     - track orders and obtain history on all product orders and returns, including aging, credit and payment information;

     - create and transmit detailed purchase orders; and

     - confirm orders via e-mail, with file attachments suitable for uploading to customer's ordering and purchasing systems.

     Additional key features include the ability to:

     - customize pricing, which allows us to assign to any customer a detailed customized pricing profile, which we believe allows us to maximize profit margins;

     - provide remote access for our sales representatives to facilitate execution of all aspects of customer orders and account management over the Internet; and

     - accept large amounts of data from multiple wholesale distributors and receive, update and track information on hundreds of thousands of product SKUs electronically.

Our emarketplace is accessible through the Internet using any standard browser, and does not require any special software application. We do not charge license fees, transaction fees, service charges or usage fees. Use of our e-procurement solution is free to approved corporate and government customers.

  Benefits to Corporate and Government Customers

     Improved Efficiency. The MoreDirect e-procurement solution improves the efficiency of the purchasing process by increasing access to information and by streamlining purchasing procedures. A corporate or government IT buyer seeking product, pricing or availability information can easily obtain this information from a number of leading wholesale suppliers through a single source, rather than contacting multiple distributors individually. Our solution aggregates the inventory of wholesale distributors and allows the customer to order products directly online through MoreDirect. We transmit our customers' order information to our suppliers, who ship directly to the customer, usually on the same day. Upon shipment, we invoice the customer directly for all products purchased. The customer can easily access its account on our system at any time to review its order history, invoices and up-to-date product tracking information. By integrating the purchasing steps, we enable customers to improve the speed and efficiency of the traditional ordering process.

     By providing corporate and government buyers with access to the inventories of leading IT wholesale distributors, our emarketplace generally results in lower product pricing for our customers. Our e-procurement system is designed to:

     - create supply-chain efficiencies by eliminating layers of dealers and resellers from the distribution chain;

     - create a direct channel from wholesalers distributors to end-users;

     - create a more competitive emarketplace by displaying pricing information from multiple wholesale distributors;

     - aggregate a highly fragmented market; and

     - create a B2B emarketplace offering a substantial amount of the products available through wholesale distributions.

     Reduced Costs. Our simplified and stream-lined purchasing model is designed to allow corporate and government customers to reduce processing costs and to obtain favorable product pricing. Processing costs that can be typically reduced through use of our system include the following:

     - transaction costs, including costs relating to manual paper ordering methods, telephone and fax communications between potential suppliers and generating written purchase orders and requests for proposals;

     - search costs associated with identifying and communicating with potential product suppliers to obtain information as to pricing and availability;

     - organizational costs, such as internal costs associated with product selection and order approval; and

     - fulfillment costs associated with tracking the status of product shipments, and reacting to unanticipated delivery problems.

     We believe that corporate and government buyers can realize significant process cost savings by using our automated online system as compared to the traditional purchasing process. In fact, according to Forrester Research, companies spend approximately $130 to process each paper-based purchase order, whereas the cost to generate an electronic purchase order is estimated to be less than $10.

     IT Asset Management Services. Our e-procurement system contains a number of features designed to provide valuable information to corporate and government IT buyers. In addition to the ability to purchase products through our e-procurement system, our system also allows customers to prepare IT asset management information and reports, which include complete order histories, product serial numbers, shipped to locations, tracking and other account information enabling customers to better manage the IT products they have ordered. The features of our emarketplace which enable IT asset management are easy to use and navigate, and can be integrated directly into a user's internal computer system.

  Benefits to Distributors

     Additional Sales Channel. Our electronic marketplace offers IT wholesale distributors a powerful new sales channel to reach corporate purchasers directly through the Internet, without the need for website development or other costs associated with creating a new sales channel. This system enables wholesalers to make their inventory available both to traditional dealers and resellers, as well as corporate end-users.

     Reduced Selling Costs. Wholesale distributors who make their products available through our electronic marketplace are able to take advantage of many of the same types of efficiencies as buyers, including reduced administrative, order processing and other transaction costs associated with order fulfillment and sales. We enable suppliers to sell direct to corporate end-users, reducing the number of intermediaries in the traditional computer product supply chain.

  Our Operating Structure

     We believe that our business model allows us to operate very efficiently with minimal administrative overhead. The high level of automation built into our website and back-end processing systems has enabled us to operate with a cost-effective corporate infrastructure. Unlike traditional distributors and resellers, we do not maintain inventory. Our B2B e-procurement model utilizes commission-based sales representatives who recruit and service a corporate client base. As a result, our sales representatives' compensation is almost entirely variable with sales volume. In addition, our infrastructure and our system's bandwidth has been designed to handle increased sales volume and heavier website traffic with minimal investment or additional fixed costs. As a result of this operating model, we believe our operating expenses as a percentage of sales are among the lowest in the industry.

STRATEGY

     Our objective is to become the leading B2B electronic marketplace for computer-related products, and to expand our marketplace to include complementary product offerings. Our strategy to achieve this goal includes the following elements:

     Building Brand Awareness Through Increased Marketing Efforts. We have grown our business to date with no advertising. Following this offering, we intend to increase awareness of our electronic marketplace, brand name and services through a marketing campaign targeted at corporate technology purchasers. We anticipate advertising in trade and business publications and on B2B websites that attract corporate decision-makers. We have recently begun a direct e-mail campaign directed at chief information officers and other high level corporate technology personnel.

     Expanding Our Sales Force. We began actively recruiting commission-based sales representatives during 1999. As of March 31, 2000, we had retained 37 independent commission-based sales representatives and seven commission-based sales representatives employed by our company. We intend to aggressively expand our sales force by retaining additional sales representatives and hiring experienced sales managers. We believe that we will be successful in recruiting qualified information technology sales representatives because we can pay attractive commissions as a result of our efficient operating model and low fixed overhead. In addition, we offer the flexibility of working out of a home office, easily accessible detailed account information and the ability to interact with clients online. We have also recently begun to establish an in-house telemarketing group that will contact corporate information technology purchasers. We intend to expand the size of our telemarketing group and to increase our direct marketing efforts.

     Pursuing Strategic Alliances. We are pursuing strategic alliances with complementary B2B product and service providers. We believe that Internet-based procurement software companies and information technology consulting firms, which typically provide services to large business customers with extensive computer requirements, would be ideal candidates for partnerships and alliances.

     Establishing Relationships with Additional Suppliers. We currently have relationships with the leading wholesale distributors, including Ingram Micro, Tech Data, Merisel and Pinacor. We believe that our system offers an attractive low-cost, efficient distribution channel for wholesale distributors and for manufacturers, and we intend to pursue relationships with additional suppliers to add to our product offerings and sales opportunities.

     Enhancing Services and Functionality of our E-procurement Solution. We believe that our e-procurement solution provides an easy to navigate, efficient and cost-effective method of information technology product procurement, and that it includes access to information that increase its value to business and governmental consumers. We intend to develop enhancements to our system to provide users in-depth management information and report capabilities regarding purchasing activities and controls. For instance, we intend to adopt the Extensible Markup Language, or XML, and create additional electronic links for our corporate customers to further increase the level of unassisted e-commerce transactions and strengthen our corporate relationships.

     Expanding Our Service to Offer Complementary Products. While we believe that the market for computer related products is especially well-suited to our electronic purchasing solution due to the large, fragmented nature of the market, we plan to evaluate the possibility of adding additional types of products to our marketplace. We believe that our e-procurement system can be easily adapted for use with other types of products, and that we may be able to leverage our existing customer base to sell complementary products, such as office furniture, equipment or supplies.

CUSTOMERS

     We currently have more than 630 active corporate customers. The following is a representative list of businesses that have purchased products through our system during the six months ended February 29, 2000:

Assurant Group                               Mitsui & Co. (U.S.A.), Inc.
British Airways PLC                          Morgan Stanley Dean Witter & Co.
Citibank                                     Nintendo of America, Inc.
Credit Suisse First Boston                   Northrop Grumman Corporation
Headhunter.net, Inc.                         PGA of America
Homegrocer.com, Inc.                         Turner Broadcasting System
Lehman Brothers Holdings Inc.                Verio Inc.
Matchmaker.com, Inc.                         Washington Mutual, Inc.

Washington Mutual Bank and Assurant Group (service mark of Fortis, Inc. and formerly known as American Bankers Insurance) accounted for approximately 21% and 11%, respectively, of our sales in 1999.

SALES AND MARKETING

     To date, our expenditures on marketing and sales programs have been extremely limited. We expect to significantly increase our marketing efforts following this offering. The majority of our sales and marketing efforts are undertaken by our commission-based sales representatives. As of March 31, 2000, our sales force consisted of 37 independent commission-based sales representatives and seven commission-based sales representatives employed by our company. We intend to increase the number of our sales representatives in order to introduce new corporate and government customers to our emarketplace. In addition to our sales representatives, we also intend to hire experienced sales managers to assist with the growth of our sales force as discussed below.

     We believe that our arrangements with our sales representatives are mutually beneficial and will enable us to continue to attract qualified representatives. Our independent sales representatives are generally responsible for their own expenses and overhead. All of our sales representatives are typically given a high degree of autonomy, including the ability to negotiate price directly with distributors on behalf of customers and the limited authority to adjust product prices. Our sales representatives help introduce customers to our e-procurement solution and may assist certain customers to conduct product comparisons or to place orders. Our sales representatives are compensated based on the gross margin profitability of their sales. The cost to us of adding a new sales representative is nominal, and our commissions due to sales representatives are based almost entirely on the gross profits we realize from the sales they generate. On occasion, we may provide non-recoverable draws or advances against commissions to a limited number of sales representatives with proven sales records for a limited period of time as a recruiting tool. We believe that our compensation structure generally allows us to pay our most effective sales representatives a high level of compensation relative to the industry average, and minimizes our cost of sales.

     In December 1999, we opened a regional sales office in New York City. In order to more effectively market to business customers in large metropolitan regions, we may open additional regional sales offices. We believe that large corporations in major metropolitan areas offer valuable prospects for us, and that for relatively low cost we will be able to generate increased sales by maintaining a local sales representative in key markets.

     We have recently established an in-house telemarketing group, in addition to our sales representatives. As of March 31, 2000, our telemarketing group consisted of three people, and we are in the process of increasing the size of this group. Our telemarketing group will be responsible for, in part, contacting chief information officers and other corporate IT buyers to introduce them to our e-procurement solution.

     We have recently begun our initial marketing campaign composed primarily of email programs targeted to chief information officers and other corporate IT buyers. We anticipate participating in computer and technology trade shows, launching advertising, corporate identity and brand development programs and enhancing our presence on the World Wide Web through strategic partnerships.

     We have recently begun a program to attract value added resellers to purchase products through our system in order to complement the efforts of our sales representatives.

TECHNOLOGY

     Our proprietary e-procurement system, called TRAXX, is accessible to customers through two-types of interfaces:

     - Graphical Interface. Our Internet-based graphical user interface is available to any user through our MoreDirect.com website. Our web content was developed using Microsoft Active Server Page Extensions. We believe that this technology allows us to provide dynamic content to each user quickly and efficiently. In addition, each corporate website is tailored for each company's needs.

     - Character-based Interface. In addition, the TRAXX system is accessible through a character-based user interface, familiar to many corporate sales representatives and corporate information technology purchasers, that can be accessed using a wide variety of electronic-based programs. This provides users with an efficient and reliable method of accessing the TRAXX system.

     The backbone of the TRAXX system is an extensive product database that is designed to handle high-speed, Internet-based transaction processing. The database contains the current inventory of numerous suppliers. This technology is easily scalable with increasing demand and is portable to any platform. We believe that this scalability will help ensure that we will not outgrow the capabilities of our software in the foreseeable future, and that will be able to meet anticipated increased demand for our service. Our Sun Microsystems Solaris server utilizes the latest UNIX and Microsoft Windows NT platforms and are maintained at our corporate offices.

     Currently, the TRAXX system utilizes industry-standard Electronic Data Interchange, or EDI, systems. EDI is used to transmit large files of data between our systems and our wholesale distributors. EDI simplifies the receipt and processing of electronic information and documents, such as product inventory, purchase orders and billing information. Recently, we have adopted XML and created additional electronic links for our corporate customers to further increase the level of unassisted e-commerce transactions and strengthen our corporate relationships.

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

COMPETITION

     The market for sales of IT products for corporations and government entities is highly fragmented and intensely competitive. In addition, this market is rapidly evolving as a result of new technologies, such as the Internet. We expect competition to persist and intensify and the number of competitors to increase in the future. We believe that our primary competitors include:

     - other B2B emarketplaces, such as Onvia.com and VerticalNet;

     - B2B electronic commerce software vendors, such as Ariba Technologies, Commerce One and PurchasePro.com, which provide automated procurement software that links corporations to their suppliers;

     - software vendors for the IT industry, such as pcOrder.com, which provide software applications which allow computer product resellers to sell products online;

     - catalogue merchandisers and other corporate resellers, such as CDW Computer Centers, MicroWarehouse, Insight Enterprises and En Pointe Technologies;

     - IT product retailers, including traditional storefront retailers, such as CompUSA, Office Depot, Staples and OfficeMax; and

     - Internet-based retailers, such as OnSale.com, Outpost.com and Egghead.com.

In addition, certain IT product manufacturers and distributors sell their products directly to end-users, through the Internet and other channels, and may be able to offer lower prices that we can offer. If additional manufacturers and distributors initiate such sales efforts, we expect that we would face increased competitive pressures.

     Although we believe that we compete favorably with other corporate information technology procurement businesses, many of our current and potential competitors, including those mentioned above, have significantly greater financial, technical and marketing resources, longer operating histories, better name recognition and more experience than we do.

INTELLECTUAL PROPERTY

     We rely on a combination of trademark, licenses, trade secret and common law copyright laws and contractual restrictions to protect the proprietary aspects of our technology. In an effort to limit the disclosure of our intellectual property, we will require key employees and consultants with access to our proprietary information to execute confidentiality agreements with us. In addition, we limit the personnel who have access to our proprietary technology. However, these legal protections and precautions afford only limited protection for our technology. Even if persons were to gain access to our proprietary technology, we believe that it would be difficult to obtain and assemble our proprietary technology in sufficient time to compete effectively against us. Instead, we have concentrated on developing and enhancing our emarketplace in order to establish and maintain a leadership position in our market.

     Nonetheless, despite our efforts to protect our proprietary rights, unauthorized parties may attempt to copy aspects of our products or to obtain and use information that we regard as proprietary. Litigation may be necessary in the future to enforce our intellectual property rights, to protect our trade secrets, to determine the validity and scope of the proprietary rights of others or to defend against claims of infringement or invalidity.

     We integrate third-party software into our system. This third-party software may not continue to be available on commercially reasonable terms. We believe that there are alternative sources for such technology. If we could not maintain licenses to the third-party software included in our system, however, use of our service could be halted until equivalent software could be developed or licensed and integrated into our system. The failure to maintain licenses and the potential for litigation as described above could materially adversely affect our business, operating results and financial condition.

EMPLOYEES

     At March 31, 2000, we had 22 employees, including corporate officers, system programmers, customer support, administrative and sales personnel, excluding independent commission-based sales representatives. From time to time we have engaged independent contractors to support our technology development efforts. We are not subject to any collective bargaining arrangement and believe that our employee relations are good.

FACILITIES

     Our principal executive offices are located in Boca Raton, Florida, where we lease approximately 2,000 square feet under a lease that expires in June 2000. Our principal facility will not be adequate to meet our needs beyond the near-term future. We have entered into a five year lease commencing April 1, 2000 for approximately 5,000 square feet of office space in Boca Raton, Florida. The lessor is a corporation of which our founder, Chairman, Chief Executive Officer and President, Russell L. Madris, is a 50% shareholder.

     We have one regional sales office located in New York, New York, consisting of approximately 1,500 square feet under a lease that expires in December 2000.

LEGAL PROCEEDINGS

     We currently are not party to any material legal proceedings.

                                   MANAGEMENT

EXECUTIVE OFFICERS AND DIRECTORS

     The following table sets forth certain information concerning our executive officers and directors as of March 31, 2000:

NAME                                         AGE   POSITION
----                                         ---   --------
Russell L. Madris..........................  43    President, Chief Executive Officer and
                                                   Chairman of the Board of Directors
Scott J. Modist............................  39    Vice President, Chief Financial Officer and
                                                     Treasurer
James R. Garrity...........................  33    Vice President of Sales and Marketing
Bernardo Sicard............................  34    Vice President of Technology and
                                                     Information Services
James J. Felcyn, Jr........................  57    Director
Robert D. Grambo...........................  36    Director
Christopher J. Daly........................  41    Director
Michael D. Horvitz.........................  39    Director

     RUSSELL L. MADRIS founded our company in 1994. He has served as Chairman of the Board of Directors, Chief Executive Officer and President since our inception. From 1991 to 1994, Mr. Madris owned and operated an IT products reseller. From 1981 to 1991, Mr. Madris served in a variety of positions with the Computer Factory, a computer retailer, including as Vice President of Sales and Marketing from 1985 to 1991 and as a Director from 1985 to 1991. Mr. Madris was responsible for the sales, marketing and operations of the Computer Factory's 68 branch locations and its corporate and retail sales staff of over 400 employees.

     SCOTT J. MODIST has served as our Vice President and Chief Financial Officer since September 1999. From March 1992 to July 1999, Mr. Modist served as Senior Vice President and Chief Financial Officer of Equitrac Corporation, a publicly traded technology company. At Equitrac, Mr. Modist was responsible for all financial, strategic planning, acquisitions, investor relations, legal and administrative matters. Prior to joining Equitrac in March 1992, Mr. Modist was a senior manager at KPMG Peat Marwick LLP. Mr. Modist is a Certified Public Accountant.

     JAMES R. GARRITY has served as our Vice President of Sales and Marketing since June 1999. From September 1997 to June 1999, Mr. Garrity was an Account Executive at Ingram Micro, the largest IT wholesale distributor in the United States. Mr. Garrity's responsibilities included establishing and managing the Ingram's relationships with certain major accounts and strategic partners, as well as the company's e-commerce strategies. From October 1991 to September 1997, Mr. Garrity held various positions with Ingram Industries and its affiliates.

     BERNARDO SICARD has served as our Vice President of Technology and Information Services since September 1999. From August 1998 to August 1999, Mr. Sicard served as our Director of Technology Development. From June 1990 to July 1998, Mr. Sicard held various network engineer, software development and customer technical support management positions at BUC International, a yacht brokerage company, where he was responsible for software development, network installation at customer sites and customer technical support of global private networks.

     JAMES J. FELCYN, JR. has served as a director since March 2000. Mr. Felcyn served as Vice President--Finance and Administration, Chief Financial Officer and Treasurer of Citrix Systems,

Inc., a publicly traded software company, from July 1994 until January 2000. Mr. Felcyn currently serves as a director of several publicly traded companies, including Smith Gardner & Associates, Inc., a provider of enterprise software solutions for e-commerce companies, Equinox Systems, Inc., a manufacturer of high speed serial communication ports, and Optio/Software, Inc., a web-based document design software company. Mr. Felcyn is a Certified Public Accountant and also serves as a director of a number of privately held companies, including Emergin, Inc., Lifefiles.com, Inc. and Silverback Technology, Inc.

     ROBERT D. GRAMBO has served as a director since March 2000. Mr. Grambo has served as Chairman of the Board and Chief Executive Officer of BuyNow Inc., an e-commerce services provider, since March 2000. From March 1987 to February 2000, Mr. Grambo served in several executive positions for Ingram Micro, the largest IT wholesale distributor, and its affiliates, including as President of Ingram Micro Europe and as President of Ingram Micro U.S.

     CHRISTOPHER J. DALY has served as a director since March 2000. Mr. Daly has served as President of MetroSplash.com, Inc., a vertical Internet portal company which includes Matchmaker.com, since March 1998. From March 1992 to March 1998, Mr. Daly served as a consultant to a number of technology companies, including Digital Equipment Corp., NEC Corp., Wang and Goldstar. From 1988 to 1992, Mr. Daly served as President of Emerson Technology, a computer manufacturer. Mr. Daly also served as a Senior Vice President of Packard Bell NEC, Inc., a computer manufacturer, from 1986 to 1988.

     MICHAEL D. HORVITZ has served as a director since March 2000. Since April 1998, Mr. Horvitz has served as the President of Twin-Star International, Inc., a contract manufacturer, designer and importer of home furnishings. Since April 1995, Mr. Horvitz has been an active investor purchasing residential and commercial properties as well as performing and non-performing real estate mortgages. Mr. Horvitz began his career as a Certified Public Accountant with Price Waterhouse in 1982.

BOARD OF DIRECTORS

     Our board of directors consists of five directors, and will be divided into three classes that are to remain as nearly equal in number as possible. Class I will consist of Messrs. Felcyn and Horvitz, whose terms will expire at the first annual meeting of shareholders; Class II will consist of Messrs. Grambo and Daly, whose terms will expire at the second annual meeting of shareholders; and Class III will consist of Mr. Madris whose term will expire at the third annual meeting of shareholders. At each annual meeting of shareholders after the initial classification, the successors to directors whose terms will then expire will be elected to serve from the time of election and qualification until the third annual meeting following election and until their successors have been duly elected and qualified. Any additional directorships resulting from an increase in the number of directors will be distributed among the three classes so that, as nearly as possible, each class will consist of an equal number of directors. This classification of the board of directors may have the effect of delaying or preventing a change of control or management of MoreDirect. See "Risk Factors -- Our articles of incorporation, bylaws and Florida law contain provisions that could discourage or prevent a takeover, even if an acquisition would be beneficial to our shareholders." There are no family relationships among any of our directors or executive officers.

COMMITTEES OF THE BOARD OF DIRECTORS

     In connection with the closing of this offering, we will establish an audit committee, all of the members of which will be non-employee directors, and a compensation committee, which will consist of two or more non-employee directors.

     The audit committee will review our financial controls and our accounting, audit and reporting activities. The audit committee will also make recommendations to our board of directors regarding the selection of independent accountants, review the results and scope of audit and other services provided by our independent accountants, and review the accounting principles and auditing practices and procedures to be used for our financial statements.

     The compensation committee will review and recommend to the board of directors the compensation and benefits for our officers, directors and employees. The compensation committee will also administer our stock option plan.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

     During fiscal 1999, we had no compensation committee. Decisions concerning executive officer compensation were made solely by Mr. Madris. None of our executive officers has served as a director or member of the compensation committee of another entity and none of those executive officers served as a director or member of our compensation committee.

DIRECTOR COMPENSATION

     We currently do not intend to pay any cash retainer to directors. Following the closing of this offering, each independent director will be compensated $1,000 per board meeting and $500 per committee meeting. In addition, in March 2000 each independent director received an initial grant of options to purchase 20,000 shares of our common stock, exerciseable at $9.50 or $10.00 per share which vest upon the closing of this offering.

EXECUTIVE COMPENSATION

     The following table sets forth information for fiscal 1999 concerning compensation we paid to our Chairman, Chief Executive Officer and President. None of our other executive officers received compensation in excess of $100,000 during fiscal 1999.

                           SUMMARY COMPENSATION TABLE

                                                                   ANNUAL COMPENSATION
                                                            ----------------------------------
                                                                                  OTHER ANNUAL
NAME                                                         SALARY     BONUS     COMPENSATION
----                                                        --------   --------   ------------
Russell L. Madris.........................................  $170,000   $     --     $700,000(1)
  Chairman, Chief Executive Officer and President

---------------

(1) Represents compensation to be paid to Mr. Madris to cover estimated 1999 taxes payable by Mr. Madris who was the sole shareholder of our S corporation during 1999.

OPTION GRANTS

     We did not grant any options to purchase shares of our common stock to our Chairman, Chief Executive Officer and President during fiscal 1999.

STOCK OPTION PLAN

     Our 1999 stock option plan was approved in October 1999. The stock option plan provides for the grant to employees of incentive stock options within the meaning of Section 422 of the Internal Revenue Code of 1986 and for the grant to employees, directors, independent contractors, consultants and sales representatives of nonstatutory stock options. Unless sooner terminated, the stock option plan will automatically terminate in 2009. A total of 1,000,000 shares of common stock are reserved for issuance pursuant to the stock option plan. As of March 31, 2000, options to purchase 475,500 shares of common stock were outstanding under the stock option plan with a weighted-average exercise price of $3.71. No options granted under the stock option plan have been exercised.

     The stock option plan may be administered by our board of directors, the Compensation Committee of the Board of Directors, or a stock option committee, which committee shall consist of two or more "outside directors" within the meaning of Section 162(m) of the Internal Revenue Code of 1986. The board of directors or the committee has the power to determine the terms of the options granted, including the exercise price, the number of shares subject to the option, and the exercisability thereof, and the form of consideration payable upon such exercise. In addition, the board of directors has the authority to amend, suspend or terminate the stock option plan, provided that no such action may affect any shares of common stock previously issued and sold or any options previously granted under the stock option plan.

     Options granted under the stock option plan are not generally transferable by the optionee, and each option is generally exercisable during the lifetime of the optionee only by such optionee. Options granted under the stock option plan must generally be exercised within 30 days following termination of an optionee's status as an employee, director, independent contractor, consultant or sales representative of MoreDirect or within one year following termination of an optionee by death or disability, but in no event later than the expiration of the option's 10-year term. The exercise price of all stock options granted under the stock option plan must be at least equal to the fair market value of the common stock on the date of grant. With respect to any participant who owns stock possessing more than 10% of the voting power of all classes of our outstanding capital stock, the exercise price of any incentive stock option granted must equal at least 110% of the fair market value on the grant date and the term of any incentive stock option may not exceed five years. The term of all other options granted under the stock option plan may not exceed 10 years.

     The stock option plan provides that in the event of our merger, consolidation, reorganization or other business combination with or into another corporation in which we are not the surviving entity, each outstanding option will upon exercise entitle the holder to the number of shares of common stock or other securities or property which a holder of shares of our common stock would have been entitled to receive upon such merger, consolidation, reorganization or other business combination. In addition, upon a change in control, our board of directors may, in its sole discretion, provide on a case-by-case basis for the accelerated vesting of some or all options granted under the stock option plan, and/or provide for the termination of all outstanding options which have not previously been exercised and which are not assumed by our successor company.

     As of March 31, 2000, we have granted options to purchase an aggregate of 475,500 shares of our common stock under our stock option plan of which 360,500 are incentive stock options and 115,000 are non-qualified stock options. The incentive stock options we granted are exercisable between $2.00 and $9.50 per share for a period of ten years beginning on the date the incentive stock options vest. The incentive stock options generally vest in equal installments over a three year period beginning on June 28, 2000 but this vesting schedule may be accelerated by our Board of Directors. One-third of Mr. Modist's and Mr. Garrity's options will vest upon the closing of this offering.

     The non-qualified stock options we granted are exercisable between $2.00 and $10.00 per share. The non-qualified stock options generally vest upon issuance. The non-qualified stock options granted to Messrs. Daly, Grambo, Felcyn and Horvitz will vest upon the closing of this offering.

EMPLOYMENT AGREEMENTS AND CHANGE-IN-CONTROL ARRANGEMENTS

     Russell Madris. We entered into a three-year employment agreement with Mr. Madris effective as of January 1, 2000. The agreement provides for an initial annual salary of $250,000, with automatic increases of 10% on each annual anniversary of the date of the employment agreement. In addition, Mr. Madris' salary may be further increased (but not lowered) by our board of directors or its compensation committee. Mr. Madris is also entitled to receive a yearly bonus in an amount that may range between zero and 75% of his current salary for each fiscal year during the term of the employment agreement (pro rated for any partial year), based on our achievement of yearly modified operating income targets set annually by our board of directors or its compensation committee. Mr. Madris also receives a $1,000 monthly car allowance. If Mr. Madris is terminated by us at any time without cause, or if he terminates his employment for "good reason", we are obligated to (i) pay him a lump-sum amount equal to two times his annual base salary, plus the amount of any bonus paid to him for each of the two calendar years immediately preceding the termination, (ii) pay him the pro rata portion of the bonus, if any, that would have been payable to him on account of the year in which the termination occurs, based on the percentage of the year during which he remained in our employ, and (iii) provide him health insurance and other benefits for two years following the termination of his employment. For the purpose of the employment agreement, "good reason" is considered breach of the provisions in the employment agreement relating to, assignment of duties inconsistent with Mr. Madris' position, breach of compensation obligation, and failure to require any successor to our company to assume performance of the employment agreement.

     Scott Modist. We entered into a three-year employment agreement with Mr. Modist effective as of September 27, 1999. The agreement provides for an annual salary of $175,000 effective upon the consummation of this offering. Mr. Modist's salary may be increased (but not lowered) by our board of directors or its compensation committee. Commencing with calendar year 2000, Mr. Modist is also entitled to receive a yearly bonus in an amount that may range between zero and 75% of his current salary for each calendar year during the term of the employment agreement (pro rated in the case of any partial year), based on our achievement of yearly modified operating income targets set annually by our board of directors or its compensation committee. If Mr. Modist is terminated by us at any time without cause, we are obligated to (i) pay him a lump-sum amount equal to 25% of his then-current annual base salary, (ii) pay him the pro rata portion of any bonus that would have been payable to him based on when his employment was terminated during the year, and (iii) provide him health insurance and other benefits for three months following the termination of his employment. Mr. Modist was also granted options to purchase 140,000 shares of common stock at $2.00 per share vesting one-third at the closing of this offering, one-third in September 2000 and one-third in September 2001.

     James Garrity. We entered into a three-year employment agreement with Mr. Garrity effective as of June 28, 1999. The agreement provides for an annual salary of $125,000 effective upon the consummation of this offering. Mr. Garrity's salary may be increased (but not lowered) by our board of directors or its compensation committee. Mr. Garrity is also entitled to receive a bonus in an amount that may range between zero and $20,000 for each calendar quarter during the term of the employment agreement, based on our achievement of quarterly gross profit targets set by our board of directors or its compensation committee. If Mr. Garrity is terminated by us at any time without cause, we are obligated to (i) pay him a lump-sum amount equal to 25% of his then-current annual base salary, (ii) pay him the pro rata portion of any bonus that would have been payable to him based on when his employment was terminated during the year, and (iii) provide him health insurance and other benefits for three months following the termination of his employment. Mr. Garrity was also granted options to purchase 140,000 shares of common stock at $2.00 per share vesting one-third at the closing of this offering, one-third in June 2000 and one-third in June 2001.

     Bernardo Sicard. We entered into a three-year employment agreement with Mr. Sicard effective as of September 27, 1999. The agreement provides for an annual salary of $80,000 effective April 1, 2000, and a bonus payable at the discretion of our board of directors or its compensation committee. Mr. Sicard's salary may be increased (but not lowered) by our board of directors or compensation committee. If Mr. Sicard is terminated by us at any time without cause, we are obligated to (i) pay him a lump-sum amount equal to 25% of his then-current annual base salary, (ii) pay him the pro rata portion of any bonus that would have been payable to him based on when his employment was terminated during the year, and (iii) provide him health insurance and other benefits for three months following the termination of employment. Mr. Sicard was also granted options to purchase 20,000 shares of common stock at $2.00 per share vesting one-third in September 2000, one-third in September 2001 and one-third in September 2002.

     Each of the employment agreements described above contains non-competition and non-solicitation provisions applicable during the term of the agreement and for two years (or, in the case of the non-competition provision applicable to Mr. Garrity, one year) thereafter, which restrict the executives from engaging in the business of selling computers or computer-related hardware or software products to commercial businesses using the Internet as a significant channel of distribution, or any other business in which we are engaged during the term of employment, or soliciting any of our employees. The employment agreements also contain confidentiality provisions, as well as provisions recognizing our ownership of all ideas and inventions relating to our business which may be conceived by the employee during the term of the employment agreement or within one year thereafter.

                              CERTAIN TRANSACTIONS

     Since our incorporation, we elected to be treated as an S corporation under Subchapter S of the Internal Revenue Code of 1986, as amended. As a result, our earnings since incorporation have been included in the income of our sole shareholder for income tax purposes. Prior to the consummation of this offering, we will terminate our S corporation status. Prior to the termination of our S corporation status, we will declare a distribution to our sole shareholder in an amount equal to our previously earned and undistributed S corporation earnings through the termination of our S corporation status. As of December 31, 1999, our earned and undistributed S corporation earnings was approximately $2.5 million. We expect this amount will increase as a result of additional S corporation earnings from January 1, 2000 through the date on which our S corporation status is terminated. The distribution of our previously earned and undistributed S corporation earnings will be distributed in the form of two promissory notes, one of which will be in the amount of approximately $2.5 million and the other of which will be in an amount equal to the earned and undistributed S corporation earnings between January 1, 2000 and the date of termination of our S corporation status. Each promissory note will bear interest at the rate of 8% per annum and will be repaid following the consummation of this offering from the net proceeds of this offering.

     On March 27, 2000, we entered into a five year lease with Byram Hill Realty Corporation for approximately 5,000 square feet of office space located in Boca Raton, Florida. Our founder, Chairman of the Board, Chief Executive Officer and President, Russell Madris, is a 50% shareholder of Byram. The new space will serve as our principal executive offices. The lease contains an option to extend the term of the lease for an additional five-year term. The monthly lease payments due during the first year of the lease is approximately $8,000. The monthly lease payments increase by 5% each year thereafter. In addition, we will also be required to pay Byram a refundable security deposit of approximately $8,000. We believe that the lease transaction was made on terms as favorable to us as we would have received from unaffiliated third parties.

                             PRINCIPAL SHAREHOLDERS

     The percentage ownership in the table below is based on 10,000,000 shares outstanding as of March 31, 2000. Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission. Shares of common stock subject to options currently exercisable or exercisable within 60 days of March 31, 2000, are deemed outstanding for the purpose of computing the percentage ownership of the person holding the options but are not deemed outstanding for computing the percentage ownership of any other person. Unless otherwise indicated below, the persons and entities named in the table have sole voting and sole investment power with respect to all shares beneficially owned subject to community property laws where applicable. The percentage of shares outstanding after the offering assumes the underwriters' over-allotment is not exercised. Unless otherwise indicated, the following beneficial owners can be reached at our principal offices.

                          NUMBER SHARES       PERCENTAGE OF SHARES       NUMBER SHARES        PERCENTAGE OF SHARES
                       BENEFICIALLY OWNED      BENEFICIALLY OWNED     BENEFICIALLY OWNED       BENEFICIALLY OWNED
        NAME           BEFORE THE OFFERING    BEFORE THE OFFERING     AFTER THE OFFERING       AFTER THE OFFERING
        ----           -------------------    --------------------    -------------------     --------------------
Russell L. Madris....      10,000,000                 100%                10,000,000                     %
Scott J. Modist......               0                   *                     46,667(1)                 *
James R. Garrity.....               0                   *                     46,667(1)                 *
James J. Felcyn, Jr..               0                   *                     20,000(1)                 *
Robert D. Grambo.....               0                   *                     20,000(1)                 *
Christopher J. Daly..               0                   *                     20,000(1)                 *
Michael D. Horvitz...               0                   *                     20,000(1)                 *
All directors and
  executive officers
  as a group (8
  persons)...........      10,000,000                 100%                10,173,334                     %

---------------

  * Less than 1%
(1) Represents shares of common stock issuable upon the exercise of options which are exercisable upon the closing of this offering.

                          DESCRIPTION OF CAPITAL STOCK

     Our authorized capital stock consists of 80,000,000 shares of common stock having a par value of $.01 per share and 20,000,000 shares of preferred stock having a par value of $.01 per share. The following description of our capital stock does not purport to be complete and is subject to and qualified in its entirety by our articles of incorporation and bylaws, which are included as exhibits to the registration statement of which this prospectus forms a part, and by the provisions of applicable Florida law.

COMMON STOCK

     The holders of common stock are entitled to one vote for each share on all matters voted upon by shareholders, including the election of directors. Such holders are not entitled to vote cumulatively for the election of directors. Holders of common stock are entitled to dividends on a pro rata basis upon declaration of dividends by our board of directors. Dividends are payable only out of funds legally available for the payment of dividends. Our board of directors is not required to declare dividends, and it currently expects to retain earnings to finance the development of our business. For a further discussion on dividends see "Dividend Policy" above.

     Upon a liquidation of our company, holders of the common stock will be entitled to a pro rata distribution of our assets, after payment of all amounts owed to our creditors, and subject to any preferential amount payable to holders of our preferred stock, if any. Holders of common stock have no preemptive, subscription, conversion, redemption or sinking fund rights.

PREFERRED STOCK

     Our articles of incorporation permit our board of directors to issue shares of preferred stock in one or more series and to fix the relative rights, preferences and limitations of each series. Among such rights, preferences and limitations are dividend rates, provisions of redemption, rights upon liquidation, conversion privileges and voting powers. The issuance of preferred stock could have the effect of making it more difficult for a third party to acquire, or discouraging a third party from acquiring, a majority of our outstanding voting stock. There are currently no shares of preferred stock outstanding.

WARRANTS

     In March 1999, we entered into an agreement with Chatsworth Securities LLC pursuant to which Chatsworth agreed to act as a consultant to our company. Under the terms of this agreement, Chatsworth agreed to, among other things, advise and assist us in evaluating our corporate and technology infrastructure needs, evaluating and enhancing our marketing program (including the development of a national sales force), evaluating and filling management level personnel needs (including a chief financial officer and a chief technology officer), identifying suitable candidates for our board of directors, developing a business plan and evaluating alternatives for debt and equity financing to support our growth. In consideration for these services, we issued Chatsworth a five-year warrant to purchase 165,000 shares of our common stock at a price of $1.75 per share (taking into account stock splits undertaken by us in 1999), subject to further adjustment for stock splits and stock dividends. The warrant is exercisable upon the consummation of this offering. While either party may terminate the agreement with Chatsworth at any time, the warrant may not be canceled. If the warrant is exercised at the time of this offering, it may be exercised on a cashless conversion basis. The warrant expires in March 2004.

ANTI-TAKEOVER EFFECTS OF FLORIDA LAW AND OUR ARTICLES OF INCORPORATION AND
BYLAWS

     Certain provisions of Florida law, our articles of incorporation and our bylaws summarized below may be deemed to have an anti-takeover effect and may discourage, delay, defer or prevent a tender offer or takeover attempt that a shareholder might consider in its best interest, including those attempts that might result in a premium over the market price for shares held by our shareholders.

     Anti-Takeover Provisions of Florida Law. Florida law generally states that shares acquired above specified thresholds will not possess any voting rights unless those voting rights are approved by a majority of a corporation's disinterested shareholders. Florida law also generally requires super majority approval by disinterested shareholders of specified transactions between a public corporation and holders of more than 10% of the outstanding voting shares of the corporation.

     Staggered Terms of Directors. Our bylaws provide for a classified board of directors. Upon the consummation of this offering, our board will be divided into three classes of directors. Directors are elected for three-year terms, which are staggered so that the terms of the different classes expire in successive years.

     Shareholder Proposals. Our bylaws have an advance notice procedure for proposals by shareholders at shareholders' meetings, including proposals for the nomination of candidates for election as directors.

     Authorized but Unissued Shares. Subject to requirements of the exchange or automated quotation service on which our shares are listed or traded, our board of directors may issue shares of our authorized but unissued common stock and preferred stock without shareholder approval. These additional shares may be utilized for a variety of corporate purposes, including future public or private offerings to raise additional capital, corporate acquisitions or employee benefit plans. The existence of authorized but unissued and unreserved common stock and preferred stock may enable our board of directors to issue shares to persons friendly to current management which could render more difficult or discourage an attempt to obtain control of our company by means of a proxy contest, tender offer, merger or otherwise, and thereby protect the continuity of our management.

INDEMNIFICATION AND LIMITATION OF LIABILITY

     Our articles of incorporation and our bylaws provide that our directors and officers, and people who exercise the duties of directors or officers, will be indemnified by us to the fullest extent permitted by Florida law against all expenses and liabilities reasonably incurred in connection with service for or on our behalf. Our bylaws also provide that the right of any person to indemnification does not exclude any other right to which the person may be entitled. This provision does not alter a director's liability under the federal securities laws. In addition, this provision does not affect the availability of equitable remedies, such as injunction or rescission, for breach of a director's fiduciary duty.

     We have entered into separate indemnity agreements with each of our directors and executive officers, under which we agree to indemnify them and to advance them expenses in a manner and subject to terms and conditions similar to those set forth in our articles of incorporation and bylaws. There is no pending litigation or proceeding involving our directors, officers, employees or other agents to which indemnification is being sought, nor are we aware of any pending or threatened litigation that may result in claims for indemnification by any director, officer, employee or other agent.

TRANSFER AGENT AND REGISTRAR

                    will serve as transfer agent and registrar for our common stock.

                        SHARES ELIGIBLE FOR FUTURE SALE

     Prior to this offering, there has been no public market for our common stock. The market price of our common stock could drop due to sales of a large number of shares of our common stock or the perception that such sales could occur. These factors could also make it more difficult to raise funds through future offerings of common stock.

     After this offering,           shares of common stock will be outstanding,
          shares if the underwriters exercise their over-allotment option in
full, and      shares of common stock issuable upon the exercise of outstanding
options. Of these shares, the           shares,           shares if the
underwriters exercise their over-allotment option in full, sold in this offering will be freely tradeable without restriction under the Securities Act except for any shares purchased by "affiliates" of our company as defined in Rule 144 under the Securities Act. The remaining shares are "restricted securities" within the meaning of Rule 144 under the Securities Act. The restricted securities generally may not be sold unless they are registered under the Securities Act or are sold pursuant to an exemption from registration, such as the exemption provided by Rule 144 under the Securities Act.

     We and our officers, directors, sole shareholder and option and warrant holders have entered into lock-up agreements pursuant to which we and they have agreed not to offer or sell any shares of common stock or securities convertible into or exchangeable or exercisable for shares of common stock for a period of 180 days after the date of this prospectus without the prior written consent of Prudential Securities Incorporated, on behalf of the underwriters. Prudential Securities Incorporated may, at any time and without notice, waive any of the terms of these lock-up agreements as specified in the underwriting agreement. Following the lock-up period, these shares will not be eligible for sale in the public market without registration under the Securities Act unless such sales meet the conditions and restrictions of Rule 144 as described below.

     As restrictions on resale end, the market price could drop significantly if the holders of these restricted shares sell them, or are perceived by the market as intending to sell them.

                                     DATE OF AVAILABILITY FOR RESALE
NUMBER OF SHARES                            INTO PUBLIC MARKET
----------------                     -------------------------------
                       180 days after the date of this prospectus due to a lock-up agreement these stockholders have with Prudential Securities
                       Incorporated.
                       Between 180 and 365 days after the date of this prospectus due to the requirements of the federal securities laws.

     An additional        shares will be available for resale between 180 and
365 days after the date of this prospectus if Chatsworth Securities LLP exercises its warrant in full.

     In general, under Rule 144 as currently in effect, any person (or persons whose shares are aggregated), including an affiliate, who has beneficially owned shares for a period of at least one year is entitled to sell, within any three-month period, a number of shares that does not exceed the greater of (1) 1% of the then-outstanding shares of common stock and (2) the average weekly trading volume in the common stock during the four calendar weeks immediately preceding the date on which the notice of such sale on Form 144 is filed with the SEC. Sales under Rule 144 are also subject to certain provisions relating to notice and manner of sale and the availability of current public information about our company. In addition, a person (or persons whose shares are aggregated) who has not been an affiliate of our company at any time during the 90 days immediately preceding a sale, and who has beneficially owned the shares for at least two years, would be entitled to sell such shares under Rule 144(k) without regard to the volume limitation and other conditions described above. The foregoing summary of Rule 144 is not intended to be a completed description.

     As soon as practicable following the closing of this offering, we intend to file a registration statement under the Securities Act to register the shares of common stock available for issuance pursuant to our stock option plan as of the date of this prospectus. Shares issued pursuant to this plan after the effective date of such registration statement will be available for sale in the open market subject to the lock-up period and, for affiliates of our company, subject to certain conditions and restrictions of Rule 144.

                                  UNDERWRITING

     We have entered into an underwriting agreement with the underwriters named below for whom Prudential Securities Incorporated, ING Barings LLC and The Robinson-Humphrey Company, LLC are acting as representatives. We are obligated to sell, and the underwriters obligated to purchase, all of the shares offered on the cover page of this prospectus if any are purchased. Subject to certain conditions of the underwriting agreement, each underwriter has severally agreed to purchase the shares indicated opposite its name:

                                                               NUMBER
UNDERWRITERS                                                  OF SHARES
------------                                                  ---------
Prudential Securities Incorporated..........................
ING Barings LLC.............................................
The Robinson-Humphrey Company, LLC..........................

                                                              ---------
     Total..................................................
                                                              =========

     The underwriters may sell more shares than the total number of shares offered on the cover page of this prospectus and they have, for a period of 30 days from the date of this prospectus, an over-allotment option to purchase up
to        additional shares from us. If any additional shares are purchased, the underwriters will severally purchase the shares in the same proportion as per the table above.

     The representatives of the underwriters have advised us that the shares will be offered to the public at the offering price indicated on the cover page of the prospectus. The underwriters may allow to selected dealers a concession
not in excess of $          per share and such dealers may reallow a concession
not in excess of $          per share to certain other dealers. After the shares
are released for sale to the public, the representatives may change the offering price and the concessions. The representatives have informed us that the underwriters do not intend to sell shares to any investor who has granted them discretionary authority.

     We have agreed to pay the underwriters the following fees, assuming both no exercise and full exercise of the underwriters' over-allotment option to purchase additional shares:

                                                                              TOTAL FEES
                                                             ---------------------------------------------
                                                    FEE       WITHOUT EXERCISE OF      FULL EXERCISE OF
                                                 PER SHARE   OVER-ALLOTMENT OPTION   OVER-ALLOTMENT OPTION
                                                 ---------   ---------------------   ---------------------
Fees paid by us................................  $                 $                       $

     In addition, we estimate that we will spend approximately $          in
expenses for this offering. We and Russell J. Madris have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended, or contribute to payments that the underwriters may be required to make in respect of these liabilities.

     We, our officers, directors, sole shareholder and option and warrant holders have entered into lock-up agreements pursuant to which we and they have agreed not to offer or sell any shares of common stock or securities convertible into or exchangeable or exercisable for shares of common stock for a period of 180 days from the date of this prospectus without the prior written consent of Prudential Securities Incorporated, on behalf of the underwriters. Prudential Securities Incorporated may, at any time and without notice, waive the terms of these lock-up agreements as specified in the underwriting agreement.

     Prudential Securities Incorporated, on behalf of the underwriters, may engage in the following activities in accordance with applicable securities rules:

     - over-allotments involving sales in excess of the offering size, creating a short position. Prudential Securities Incorporated may elect to reduce this short position by exercising some or all of the over-allotment option;

     - stabilizing and short covering; stabilizing bids to purchase the shares are permitted if they do not exceed a specified maximum price. After the distribution of shares has been completed, short covering purchases in the open market may also reduce the short position. These activities may cause the price of the shares to be higher than would otherwise exist in the open market; and

     - penalty bids permitting the representatives to reclaim concessions from a syndicate member for the shares purchased in the stabilizing or short covering transactions.

     These activities, which may be commenced and discontinued at any time, may be effected on the Nasdaq National Market, in the over-the-counter market or otherwise.

     Each underwriter has represented that it has complied and will comply with all applicable laws and regulations in connection with the offer, sale or delivery of the shares and related offering materials in the United Kingdom, including:

     - the Public Offers of Securities Regulations 1995;

     - the Financial Services Act 1986; and

     - the Financial Services Act 1986, (Investment Advertisement) (Exemptions) Order 1996 (as amended).

     Prudential Securities Incorporated facilitates the marketing of new issues online through its Prudential Securities.com division. Clients of Prudential Advisor(SM), a full service brokerage firm program, may view offering terms and a prospectus online and place orders through their financial advisors.

                                    EXPERTS

     The financial statements as of December 31, 1998 and 1999 and for each of the three years in the period ended December 31, 1999 included in this prospectus have been so included in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

                                 LEGAL MATTERS

     Akerman, Senterfitt & Eidson, P.A., Fort Lauderdale, Florida will pass upon the validity of the common stock offered by this prospectus for us. Certain legal matters in connection with the offering will be passed upon for the underwriters by Cadwalader, Wickersham & Taft, New York, New York.

                      WHERE YOU CAN FIND MORE INFORMATION

     We have filed with the Securities and Exchange Commission a registration statement on Form S-1. This prospectus, which forms a part of the registration statement, does not contain all the information included in the registration statement. Certain information is omitted and you should refer to the registration statement and its exhibits. With respect to references made in this prospectus to any contract or other document of MoreDirect, such references are not necessarily complete and you should refer to the exhibits attached to the registration statement for copies of the actual contract or document. You may review a copy of the registration statement, including exhibits filed therewith, at the Commission's public reference facilities in Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the regional offices of the Commission located at 67 World Trade Center, Suite 1300, New York, New York 10048, and Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. You may also obtain copies of such materials from the Public Reference Section of the Commission, Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. For information on the operation of the Public Reference Room, call the Commission at 1-800-SEC-0330. The Commission maintains a Web site (http://www.sec.gov) that contains reports, proxy and information statements and other information regarding registrants, such as MoreDirect, that file electronically with the Commission.

     This prospectus includes statistical data regarding the Internet sector and the B2B e-commerce industry which were obtained from industry publications, including reports generated by Forrester Research and International Data Corporation. These industry publications generally indicate that they have obtained information from sources believed to be reliable, but they do not guarantee the accuracy and completeness of such information. While we believe these industry publications to be reliable, we have not independently verified such data.

                         INDEX TO FINANCIAL STATEMENTS

                              MOREDIRECT.COM, INC.

                                                              PAGE
                                                              ----
Report of Independent Certified Public Accountants..........   F-2

Balance Sheets..............................................   F-3

Statements of Income........................................   F-4

Statements of Changes in Shareholder's Equity...............   F-5

Statements of Cash Flows....................................   F-6

Notes to Financial Statements...............................   F-7

               REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

To the Shareholder of
MoreDirect.com, Inc.

     In our opinion, the accompanying balance sheets and the related statements of income, of changes in shareholder's equity and of cash flows present fairly, in all material respects, the financial position of MoreDirect.com, Inc., formerly known as Corporate Buying Service Inc., (the "Company") at December 31, 1998 and 1999, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 1999 in conformity with accounting principles generally accepted in the United States. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States, which require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

/s/ PricewaterhouseCoopers LLP

Fort Lauderdale, Florida
March 3, 2000

MOREDIRECT.COM, INC. (FORMERLY KNOWN AS CORPORATE BUYING SERVICE INC.)
BALANCE SHEETS
DECEMBER 31, 1998 AND 1999
--------------------------------------------------------------------------------

                                                                                       PRO FORMA
                                                                                      DECEMBER 31,
                                                                                          1999
                                                                                       (NOTE 10)
                                                               1998         1999      (UNAUDITED)
                                                            ----------   ----------   ------------
ASSETS
Current assets:
  Cash and cash equivalents...............................  $1,707,472   $1,244,086    $1,244,086
  Accounts receivable, net of allowance for doubtful
     accounts of $40,446 and $75,273 in 1998 and 1999,
     respectively.........................................   2,943,516    4,707,307     4,707,307
  Accounts receivable -- other............................          --      184,955       184,955
  Deferred tax assets.....................................          --           --       237,471
                                                            ----------   ----------    ----------
          Total current assets............................   4,650,988    6,136,348     6,373,819
Property and equipment, net...............................     120,289      111,209       111,209
Other assets..............................................       2,890       28,072        28,072
                                                            ----------   ----------    ----------
          Total assets....................................  $4,774,167   $6,275,629    $6,513,100
                                                            ==========   ==========    ==========
LIABILITIES AND SHAREHOLDER'S EQUITY
Current liabilities:
  Accounts payable, trade.................................  $2,217,004   $2,712,292    $2,712,292
  Accrued expenses........................................     122,911      333,478       333,478
  Unearned income.........................................          --      145,444       145,444
  Distribution payable to sole shareholder................   1,000,000      700,000       700,000
  Note payable to sole shareholder (Note 10)..............          --           --     2,472,209
                                                            ----------   ----------    ----------
          Total liabilities...............................   3,339,915    3,891,214     6,363,423
                                                            ----------   ----------    ----------
Commitments and contingencies (Note 6)
Shareholder's equity:
  Preferred stock, $.01 par value; 20,000,000 authorized;
     0 shares issued and outstanding......................          --           --            --
  Common stock, $.01 par value; 80,000,000 shares
     authorized; 10,000,000 shares issued and
     outstanding..........................................     100,000      100,000       100,000
  Additional paid-in capital..............................      90,100    1,176,494       699,117
  Unearned compensation...................................          --     (649,440)     (649,440)
  Retained earnings.......................................   1,244,152    1,757,361            --
                                                            ----------   ----------    ----------
          Total shareholder's equity......................   1,434,252    2,384,415       149,677
                                                            ----------   ----------    ----------
          Total liabilities and shareholder's equity......  $4,774,167   $6,275,629    $6,513,100
                                                            ==========   ==========    ==========

   The accompanying notes are an integral part of these financial statements.

MOREDIRECT.COM, INC. (FORMERLY KNOWN AS CORPORATE BUYING SERVICE INC.) STATEMENTS OF INCOME
FOR THE YEARS ENDED DECEMBER 31, 1997, 1998 AND 1999
--------------------------------------------------------------------------------

                                                             1997          1998          1999
                                                          -----------   -----------   -----------
Net sales...............................................  $13,145,364   $26,836,473   $33,131,315
Cost of sales...........................................   12,396,264    23,932,350    29,806,978
                                                          -----------   -----------   -----------
          Gross profit..................................      749,100     2,904,123     3,324,337
                                                          -----------   -----------   -----------
Operating expenses:
  Sales and marketing expense...........................      102,531       146,954       135,159
  Commissions expense (excluding non-cash compensation
     of $120,114).......................................           --       291,115       827,375
  Non-cash stock-based compensation expense.............           --            --       436,954
  General and administrative expense (excluding non-cash
     compensation of $316,840)..........................      397,982       623,864       789,820
                                                          -----------   -----------   -----------
          Total operating expenses......................      500,513     1,061,933     2,189,308
                                                          -----------   -----------   -----------
          Income from operations........................      248,587     1,842,190     1,135,029
          Interest income, net..........................       24,571        42,174        78,180
                                                          -----------   -----------   -----------
Net income..............................................  $   273,158   $ 1,884,364   $ 1,213,209
                                                          ===========   ===========   ===========
Net income per share:
  Basic.................................................  $       .03   $       .19   $       .12
  Diluted...............................................  $       .03   $       .19   $       .12
Weighted average shares outstanding:
  Basic.................................................   10,000,000    10,000,000    10,000,000
  Diluted...............................................   10,000,000    10,000,000    10,045,579
Pro forma statements of income data (Unaudited)(Note 10)
  Net income as reported................................  $   273,158   $ 1,884,364   $ 1,213,209
  Pro forma income taxes provision......................      (93,032)     (641,328)     (413,779)
                                                          -----------   -----------   -----------
  Pro forma net income..................................  $   180,126   $ 1,243,036   $   799,430
                                                          ===========   ===========   ===========
  Pro forma net income per share
     Basic..............................................                              $       .08
                                                                                      ===========
     Diluted............................................                              $       .08
                                                                                      ===========
  Pro forma weighted average shares outstanding
     Basic..............................................                               10,000,000
                                                                                      ===========
     Diluted............................................                               10,045,579
                                                                                      ===========

   The accompanying notes are an integral part of these financial statements.

MOREDIRECT.COM, INC. (FORMERLY KNOWN AS CORPORATE BUYING SERVICE INC.) STATEMENTS OF CHANGES IN SHAREHOLDER'S EQUITY
FOR THE YEARS ENDED DECEMBER 31, 1997, 1998 AND 1999
--------------------------------------------------------------------------------

                              COMMON STOCK        ADDITIONAL
                          ---------------------    PAID-IN       UNEARNED      RETAINED
                            SHARES      AMOUNT     CAPITAL     COMPENSATION    EARNINGS        TOTAL
                          ----------   --------   ----------   ------------   -----------   -----------
December 31, 1996.......  10,000,000   $100,000   $   90,100           --     $    86,630   $   276,730
  Net income............                                                          273,158       273,158
                          ----------   --------   ----------    ---------     -----------   -----------
Balance at December 31,
  1997..................  10,000,000    100,000       90,100           --         359,788       549,888
  Distribution payable
     to sole shareholder          --         --           --           --      (1,000,000)   (1,000,000)
  Net income............          --         --           --           --       1,884,364     1,884,364
                          ----------   --------   ----------    ---------     -----------   -----------
Balances at December 31,
  1998..................  10,000,000    100,000       90,100           --       1,244,152     1,434,252
  Issuance of warrant
     and stock options..          --         --      298,644           --              --       298,644
  Issuance of employee
     stock options......          --         --      787,750     (787,750)             --            --
  Distribution payable
     to sole shareholder          --         --           --           --        (700,000)     (700,000)
  Amortization of
     unearned
     compensation.......                                          138,310                       138,310
  Net income............          --         --           --           --       1,213,209     1,213,209
                          ----------   --------   ----------    ---------     -----------   -----------
Balances at December 31,
  1999..................  10,000,000   $100,000   $1,176,494    $(649,440)    $ 1,757,361   $ 2,384,415
                          ==========   ========   ==========    =========     ===========   ===========

   The accompanying notes are an integral part of these financial statements.

MOREDIRECT.COM, INC. (FORMERLY KNOWN AS CORPORATE BUYING SERVICE INC.) STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 1997, 1998 AND 1999
--------------------------------------------------------------------------------

                                                              1997          1998         1999
                                                           -----------   ----------   -----------
Cash flows from operating activities:
  Net income.............................................  $   273,158   $1,884,364   $ 1,213,209
  Adjustments to reconcile net income to net cash (used
     in) provided by operating activities:
     Depreciation and amortization.......................        9,658       43,997        61,687
     Provision for bad debts.............................       26,404        9,169        34,827
     Stock-based compensation expense....................           --           --       436,954
     Changes in assets and liabilities:
       Accounts receivable...............................   (1,003,787)    (946,763)   (1,798,618)
       Other current assets..............................           --           --      (184,955)
       Other assets......................................         (218)      (1,283)      (25,182)
       Accounts payable, trade...........................      560,546      617,338       495,288
       Accrued expenses..................................      (48,729)      51,265       210,567
       Unearned income...................................           --           --       145,444
                                                           -----------   ----------   -----------
            Net cash (used in) provided by operating
               activities................................     (182,968)   1,658,087       589,221
                                                           -----------   ----------   -----------
Cash flows from investing activities:
  Acquisition of property and equipment..................      (18,116)    (106,436)      (52,607)
                                                           -----------   ----------   -----------
            Net cash used in investing activities........      (18,116)    (106,436)      (52,607)
                                                           -----------   ----------   -----------
Cash flows from financing activities:
  Payment of distribution payable to sole shareholder....           --           --    (1,000,000)
  Repayment of due to sole shareholder...................           --      (60,236)           --
                                                           -----------   ----------   -----------
Net cash used in financing activities....................           --      (60,236)   (1,000,000)
                                                           -----------   ----------   -----------
Net increase (decrease) in cash..........................     (201,084)   1,491,415      (463,386)
Cash, beginning of year..................................      417,141      216,057     1,707,472
                                                           -----------   ----------   -----------
Cash, end of year........................................  $   216,057   $1,707,472   $ 1,244,086
                                                           ===========   ==========   ===========
Supplemental disclosure of cash flow information:
  Cash paid during the year for interest.................  $        29   $   16,519   $     2,200
                                                           ===========   ==========   ===========
  Distribution payable to shareholder but not paid
     current year........................................  $        --   $1,000,000   $   700,000
                                                           ===========   ==========   ===========

   The accompanying notes are an integral part of these financial statements.

MOREDIRECT.COM, INC. (FORMERLY KNOWN AS CORPORATE BUYING SERVICE INC.)
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 1998 AND 1999
--------------------------------------------------------------------------------

1. NATURE OF OPERATIONS:

     MoreDirect.com, Inc., formerly known as Corporate Buying Service Inc., (the "Company") a Florida corporation, was incorporated on October 3, 1994 and changed its name to MoreDirect.com, Inc. in March 2000. The Company markets and sells products primarily in the United States. The Company's emarketplace aggregates computer and related products available through multiple wholesale distributors. The Company displays comparative prices of the current inventories of the wholesale distributors to create a price competitive online marketplace. The Company's primary target customers are large corporations and government entities.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

USE OF ESTIMATES

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of sales and expenses during the reporting periods. Actual results could differ from those estimates.

CASH AND CASH EQUIVALENTS

     The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents. The Company has bank balances, including cash equivalents, which at times may exceed federally insured limits.

ACCOUNTS RECEIVABLE

     Accounts receivable are presented net of an allowance for doubtful accounts which is charged to operations based on the Company's evaluation of expected collections resulting from an analysis of current and past due accounts, past collection experience and other relevant information.

CONCENTRATIONS OF CREDIT RISK

     Financial instruments that potentially subject the Company to a concentration of credit risk consist of cash and accounts receivable. Cash is deposited with one financial institution in the United States.

     To reduce credit risk related to accounts receivable, the Company performs ongoing evaluations of its customers' financial condition but does not generally require collateral. Management believes that the allowance for doubtful accounts is adequate to cover potential credit risk losses.

     The Company has a concentration of business activities with certain customers and vendors. Sales to two individual customers represented 27% and 12%, respectively, in 1998 and 21% and 11%, respectively, in 1999 of net sales. Accounts receivable related to these two customers was 12% and 9%, respectively, at December 31, 1998 and 4% and 7%, respectively, at December 31, 1999 of net accounts receivable. Purchases from two individual suppliers represented 54% and 35%, respectively,

MOREDIRECT.COM, INC. (FORMERLY KNOWN AS CORPORATE BUYING SERVICE INC.)
NOTES TO FINANCIAL STATEMENTS -- (CONTINUED)
DECEMBER 31, 1998 AND 1999
--------------------------------------------------------------------------------

in 1998 and 34% and 48%, respectively, in 1999 of purchases. Accounts payable related to these two suppliers was 42% and 33%, respectively, at December 31, 1998, and 31% and 39%, respectively, at December 31, 1999, of total accounts payable.

PROPERTY AND EQUIPMENT

     Property and equipment are stated at cost and are depreciated on a straight-line basis over the estimated useful lives of the respective assets. Maintenance and repair costs are expensed as incurred. Expenditures for significant renewals and betterments to property and equipment are capitalized. Gains or losses on dispositions are reflected in current operations.

REVENUE RECOGNITION

     Net sales include gross revenues from sales of products and related net shipping fees, net of discounts and provisions for sales returns. Net sales from products are recognized by the Company upon shipment. The Company is responsible for establishing prices, processing the orders, and coordinating shipment from wholesale distributors. The Company assumes credit risk and is responsible for collecting accounts receivable and processing returns from customers. The Company provides for estimated returns at the time of shipment based on historical data. Such returns have previously been insignificant.

COST OF SALES

     Cost of sales include the cost of product less manufacturer reimbursements and rebates. The Company purchases product from the wholesale distributors and has the liability to the distributors. The Company independently negotiates product cost with its wholesale distributors.

INCOME TAXES

     The Company has elected to be treated as a S corporation for income tax purposes. Generally under this election, the shareholders are individually responsible for reporting taxable income or loss and available credits. Accordingly, no provision for income taxes has been recorded in the accompanying historical financial statements.

     In connection with the consummation of a proposed Initial Public Offering ("IPO") of the Company's stock, MoreDirect.com will terminate its S corporation status and will be treated as a C corporation and be subject to corporate federal and state income taxes. Accordingly, a pro forma income tax provision has been calculated as if the Company was taxable as a C corporation under the Internal Revenue Code for all periods presented. (See Note 10).

EARNINGS PER SHARE

     Basic net income per share is calculated by dividing net income by the weighted average number of common shares outstanding during the period. Diluted net income per share is calculated by dividing net income by the weighted average number of common and potential common shares outstanding during the period. Potential common shares consist of the dilutive effect of outstanding options and warrants calculated using the treasury stock method. All earnings per share amounts for

MOREDIRECT.COM, INC. (FORMERLY KNOWN AS CORPORATE BUYING SERVICE INC.)
NOTES TO FINANCIAL STATEMENTS -- (CONTINUED)
DECEMBER 31, 1998 AND 1999
--------------------------------------------------------------------------------

all periods have been presented to conform to the Statement of Financial Accounting Standards No. 128 requirements.

RECENT ACCOUNTING PRONOUNCEMENTS

     In June 1998, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 133, "Accounting for Derivative Instruments and Hedging Activities." SFAS No. 133 establishes accounting and reporting standards for derivative instruments and hedging activities. SFAS No. 133, as amended by SFAS No. 137, will be effective for the Company's financial reporting beginning in the first quarter of 2001. SFAS No. 133 will require the Company to recognize all derivatives as either assets or liabilities in the statement of financial position and measure those instruments at fair value. The accounting for gains and losses from changes in the fair value of a particular derivative will depend on the intended use of the derivative. The Company does not expect the adoption of SFAS No. 133 to have a material impact on the financial statements because the Company does not hold any derivative instrument.

     In March 1998, The Accounting Standards Executive Committee of the A.I.C.P.A. issued Statement of Position ("SOP") No. 98-1, "Software for Internal Use," which provides guidance on accounting for the cost of computer software developed or obtained for internal use. SOP No. 98-1 is effective for financial statements for fiscal years beginning after December 31, 1998. The Company has adopted SOP No. 98-1 for the year ended December 31, 1998. The adoption of SOP 98-1 did not have a material impact on the Company's financial statements.

     In December 1999, the Securities and Exchange Commission staff released Staff Accounting Bulletin No. 101, "Revenue Recognition in Financial Statements" ("SAB No. 101"), which provides guidance on the recognition, presentation and disclosure of revenue in financial statements. SAB No. 101 did not impact the Company's revenue recognition policy.

STOCK BASED COMPENSATION

     The Company has elected to follow Accounting Principles Board Opinion No. 25 ("APB No. 25"), "Accounting for Stock Issued to Employees," and related interpretations, in accounting for employee stock options rather than the alternative fair value accounting allowed by Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" ("SFAS No. 123"). APB No. 25 provides that the compensation expense related to the Company's employee stock options is measured based on the intrinsic value of the stock option. SFAS No. 123 requires companies that continue to follow APB No. 25 to provide pro forma disclosure of the impact of applying the fair value method of SFAS No. 123. The Company recognizes compensation expense for equity instruments granted to non-employees in accordance with the provisions of SFAS No. 123 and the Emerging Issues Task Force consensus Issue in 96-18 ("EITF 96-18"), "Accounting for Equity Instruments that are Issued to Other Than Employees for Acquiring, or in Conjunction with Selling, Goods or Services."

MOREDIRECT.COM, INC. (FORMERLY KNOWN AS CORPORATE BUYING SERVICE INC.)
NOTES TO FINANCIAL STATEMENTS -- (CONTINUED)
DECEMBER 31, 1998 AND 1999
--------------------------------------------------------------------------------

3. ACCOUNTS RECEIVABLE

     Accounts receivable consists of the following:

                                                                 AS OF DECEMBER 31,
                                                              ------------------------
                                                                 1998         1999
                                                              ----------   -----------
Gross accounts receivable...................................  $2,983,962   $ 4,782,580
Allowance for doubtful accounts.............................     (40,446)      (75,273)
                                                              ----------   -----------
                                                              $2,943,516   $ 4,707,307
                                                              ==========   ===========

     Additions to allowance for doubtful accounts were charged to bad debt expense, approximately $9,200 and $35,000 for the years ended December 31, 1998 and 1999, respectively. There were no accounts receivable writeoffs charged directly against operating income for the three years in the period ended December 31, 1999.

4. PROPERTY AND EQUIPMENT:

     Property and equipment consists of the following:

                                                                            ESTIMATED USEFUL
                                                      1998       1999             LIVES
                                                    --------   ---------   -------------------
Computer equipment and software...................  $154,505   $ 201,767         3 years
Equipment, furniture and fixtures.................    34,077      39,422       5 - 7 years
                                                    --------   ---------
                                                     188,582     241,189
Less accumulated depreciation and amortization....   (68,293)   (129,980)
                                                    --------   ---------
                                                    $120,289   $ 111,209
                                                    ========   =========

5. DISTRIBUTION PAYABLE TO SOLE SHAREHOLDER:

     Distribution payable to sole shareholder represents amounts due to sole shareholder which are payable on demand and as such have been reflected as current liabilities.

6. COMMITMENTS AND CONTINGENCIES:

     The Company leases office space under an operating lease with a lease term of three years expiring in 2000. Approximate future minimum lease payments required under the operating lease amount to $11,440 in 2000. The operating lease terminates in June 2000.

     Rent expense recorded under the above lease was approximately $16,100, $26,100 and $28,000 for the years ended December 31, 1997, 1998 and 1999, respectively.

     From June 1999 to January 2000, the Company entered into three-year employment agreements with four key employees of the Company. At January 1, 2000, the agreements provide for an aggregate annual salary of approximately $520,000. Upon the consummation of an IPO the agreements provide for an aggregate annual salary of approximately $630,000 to these key employees.

     The Company may from time to time be involved in litigation arising out of claims in the normal course of business. Based upon the information presently available, management believes that

MOREDIRECT.COM, INC. (FORMERLY KNOWN AS CORPORATE BUYING SERVICE INC.)
NOTES TO FINANCIAL STATEMENTS -- (CONTINUED)
DECEMBER 31, 1998 AND 1999
--------------------------------------------------------------------------------

there are no claims or actions pending or threatened against the Company, the ultimate resolution of which may have a material adverse effect on the Company's financial position, liquidity or results of operations.

7. SHAREHOLDER'S EQUITY:

     On October 11, 1999, the Company's sole shareholder approved to amend the Company's certificate of incorporation to increase authorized no par common stock from 1,000 shares to 80,000,000 shares of $.01 par common stock and to effect a one hundred thousand-for-1 common stock split for shares outstanding as of October 11, 1999 and to authorize 20,000,000 shares of $.01 par preferred stock. An amount equal to the par value of the common shares issued was transferred from capital in excess of par value to the common stock account. This transfer has been reflected in the Statement of Changes in Common Shareholder's Equity at December 31, 1999. All references to number of shares and to per share information in the financial statements have been adjusted to reflect the stock split on a retroactive basis.

8. NET INCOME PER COMMON AND COMMON EQUIVALENT SHARE:

     The calculation of basic and diluted net income per share for the years ended December 31, 1997, 1998 and 1999 are as follows:

                                                                 YEARS ENDED DECEMBER 31,
                                                          ---------------------------------------
                                                             1997          1998          1999
                                                          -----------   -----------   -----------
Basic net income per share:
  Net income............................................  $   273,158   $ 1,884,364   $ 1,213,209
                                                          -----------   -----------   -----------
  Weighted average common shares outstanding............   10,000,000    10,000,000    10,000,000
                                                          -----------   -----------   -----------
  Basic net income per share............................  $       .03   $       .19   $       .12
                                                          -----------   -----------   -----------
Diluted net income per share:
  Weighted common shares outstanding....................   10,000,000    10,000,000    10,000,000
                                                          -----------   -----------   -----------
  Stock options and warrants............................           --            --        45,579
                                                          -----------   -----------   -----------
  Weighted average common and potential common shares
     outstanding........................................   10,000,000    10,000,000    10,045,579
                                                          -----------   -----------   -----------
  Diluted net income per share..........................  $       .03   $       .19   $       .12
                                                          ===========   ===========   ===========

9. STOCK OPTIONS:

     In October 1999, the Company adopted a qualified (incentive) and non-qualified stock option plan (the "Plan") and reserved an aggregate of 1,000,000 shares of common stock for issuance pursuant to options granted under the Plan. The Plan provides for the granting of options to directors, officers, employees and independent contractors, consultants and sales representatives performing services for the Company. Options have a ten year term. Generally, the options are not exercisable until the earliest to occur of the following: 1) the Company completes an IPO, 2) there is a change in control of the Company, or
3) five years from the date such options were granted. Upon completion of an IPO or a change in control, granted options generally commence vesting over a three year period. For certain key employees, who have been granted options to purchase 280,000

MOREDIRECT.COM, INC. (FORMERLY KNOWN AS CORPORATE BUYING SERVICE INC.)
NOTES TO FINANCIAL STATEMENTS -- (CONTINUED)
DECEMBER 31, 1998 AND 1999
--------------------------------------------------------------------------------

shares of common stock, upon completion of an IPO, one-third of the granted options vest immediately and the remaining options vest upon each anniversary of the date of grant.

     Stock options issued under the plan were granted with an exercise price of $2.00 and $3.50 in October 1999 and December 1999, respectively, with a corresponding estimated fair value of the underlying stock of $4.00 and $6.00, respectively. The difference between the exercise price and the fair value amounted to approximately $788,000. In 1999, the Company charged approximately $138,000 to non cash compensation expense and the remaining approximately $650,000 to unearned compensation. The unearned compensation will be amortized over the vesting period.

     In 1999, the Company granted options to independent contractors to purchase 35,000 shares of common stock with options to purchase 33,000 shares vesting immediately and the remaining following the terms of the Plan as outlined above. The Company accounts for the fair value of non-employee options in accordance with SFAS 123, "Accounting for Stock Based Compensation" and EITF 96-18. In 1999, the compensation cost related to these options that has been charged against income was approximately $120,000. The fair value of the options was estimated on the grant date using the Black-Scholes option-pricing model using the following assumptions: expected volatility of 70 percent, risk-free interest rate of 5.52% to 5.85%, and estimated life of 5 years.

     A summary of the status of the Company's stock option plan as of December 31, 1999, and changes during the year is presented below:

                                                                                  WEIGHTED-
                                                                   INCENTIVE       AVERAGE
                                                   NON-QUALIFIED   QUALIFIED    EXERCISE PRICE
                                                   -------------   ---------   ----------------
Outstanding at beginning of year.................          --            --
  Granted........................................      35,000       345,500         $2.21
  Forfeited......................................          --            --
                                                      -------       -------         -----
Outstanding at end of year.......................      35,000       345,500         $2.21
Options exercisable at end of year...............      33,000            --         $2.68
                                                      -------       -------         =====
Weighted average fair value of options granted
  during the year................................                                   $3.21
                                                                                    =====
Weighted average remaining contractual life......                              9.69 years
                                                                                    =====

     Significant option groups outstanding at December 31, 1999 and related price and life information follows:

                                        OPTIONS OUTSTANDING
                          -----------------------------------------------
                                                             WEIGHTED            OPTIONS EXERCISABLE
                                           WEIGHTED          AVERAGE        ------------------------------
        RANGE OF                           AVERAGE          REMAINING                     WEIGHTED AVERAGE
    EXERCISE PRICES       OUTSTANDING   EXERCISE PRICE   CONTRACTUAL LIFE   EXERCISABLE    EXERCISE PRICE
    ---------------       -----------   --------------   ----------------   -----------   ----------------
$2.00...................    327,000        $  2.00              9.64          18,000          $  2.00
$3.50...................     53,500           3.50              9.94          15,000             3.50
                            -------        -------            ------          ------          -------
                            380,500        $  2.21              9.69          33,000          $  2.68
                            =======        =======            ======          ======          =======

MOREDIRECT.COM, INC. (FORMERLY KNOWN AS CORPORATE BUYING SERVICE INC.)
NOTES TO FINANCIAL STATEMENTS -- (CONTINUED)
DECEMBER 31, 1998 AND 1999
--------------------------------------------------------------------------------

     The Company applies APB 25, "Accounting for Stock Issued to Employees," and related interpretations in accounting for its plans. Under APB 25, compensation expense of $138,310 was charged for options whose exercise price was less than the estimated market price of the stock on the grant date. If compensation costs for the Company's stock option plan had been determined based on the fair value at the grant dates for awards under the plan consistent with the method of SFAS No. 123, the Company's 1999 net income would have been reduced by the amortization, corresponding with the vesting period of the estimated fair market value of the options. The Company's pro forma information follows:

                                                                 DECEMBER 31, 1999
                                                              ------------------------
                                                              AS REPORTED   PRO FORMA
                                                              -----------   ----------
Net Income
  Net income................................................  $1,213,209    $1,198,572
  Basic.....................................................         .12           .12
  Diluted...................................................         .12           .12

     In accordance with SFAS No. 123, the fair value of option grants is estimated on the date of grant using the Black-Scholes option pricing model for pro forma disclosure purposes with the following assumptions used for all grants: expected volatility of 70 percent, risk-free interest rate of 5.52% to 5.85% and expected option life of 5 years.

     In March 1999, the Company issued a warrant for common stock to an outside consultant for services performed in 1999, to purchase 165,000 shares of common stock at $1.75 per share, which was the fair value of the common stock on the grant date. The warrant expires in March 2004. The Company accounts for the fair value of the warrants in accordance with SFAS 123, "Accounting for Stock Based Compensation" and EITF 96-18. In 1999, the compensation cost related to this warrant that has been charged against income was $178,530. The fair value of the warrant was estimated on the grant date using the Black-Scholes option-pricing model using the following assumptions: expected volatility of 70 percent, risk-free interest rate of 5.02% percent, and contract life of 5 years. The warrant vested immediately upon the date of grant. The warrant is exercisable on the earlier of the following events: 1) the Company completes an IPO, 2) there is a change in control of the Company, or 3) four and half years from the date such warrant was granted.

10. PRO FORMA DISCLOSURES (UNAUDITED)

     The Company is in the process of an initial public offering of its common stock. In connection with the consummation of the proposed IPO as the Company will terminate its S corporation election (Note 2) and elect C corporation status and accordingly become subject to federal and state income taxes. Immediately prior to its conversion to C corporation status, the Company will issue a promissory note to its sole shareholder for all of its previously earned and undistributed tax basis S corporation earnings, which amount may change on account of S corporation tax basis earnings from January 1, 2000 to the termination of the S corporation status. The promissory note will bear 8% interest per annum and will be immediately due upon the final determination of our S corporation tax basis earnings and related taxes. The promissory note will be repaid from the net proceeds of the offering. Upon termination of the S corporation election, deferred income taxes reflecting the tax effect of temporary differences between the Company's financial statement and tax bases of certain assets and liabilities would become a net asset or liability of the Company and would be reflected on

MOREDIRECT.COM, INC. (FORMERLY KNOWN AS CORPORATE BUYING SERVICE INC.)
NOTES TO FINANCIAL STATEMENTS -- (CONTINUED)
DECEMBER 31, 1998 AND 1999
--------------------------------------------------------------------------------

the balance sheet with a corresponding non-recurring benefit or charge in the statement of income. The net pro forma deferred tax assets as of December 31, 1999 relate primarily to accrued expenses, allowance for doubtful accounts, stock-based compensation and unearned income. The amount of such net pro forma deferred tax asset computed using the asset and liability method of accounting for deferred income taxes is approximately $237,000 at December 31, 1999, which amount may change as a result of the recognition of additional deferred tax assets or liabilities associated with S corporation earnings related to operations from January 1, 2000 through termination of our S corporation status.

     The pro forma presentation of earnings per common share reflects (a) the income tax adjustments for federal and state income taxes as if the Company had been taxed as a C corporation rather than an S corporation for the years ended December 31, 1997, 1998 and 1999 and (b) the effect of the assumed issuance of a sufficient number of shares of common stock at the IPO price to generate cash to pay the S corporation distribution amount of approximately $2.5 million at December 31, 1999.

     The following unaudited pro forma information reflects the incremental tax expense (benefit) that the Company would have incurred if it had been subject to Federal and state income taxes for the years ended December 31, 1997, 1998, and 1999. The effective rate used for pro forma income taxes was the applicable effective Federal statutory rate as there were no significant permanent differences or state income tax obligations.

                                                               1997       1998       1999
                                                              -------   --------   ---------
Pro forma current:
  Federal...................................................  $97,336   $625,986   $ 644,276
Pro forma deferred:
  Federal...................................................   (4,304)    15,342    (230,497)
                                                              -------   --------   ---------
          Total income tax provision........................  $93,032   $641,328   $ 413,779
                                                              =======   ========   =========

     The Company's presentation of an unaudited pro forma balance sheet at December 31, 1999, reflects the effect on historical retained earnings of a planned S corporation distribution to the existing shareholder of approximately $2.5 million and the recording of deferred tax assets and a one-time non-cash credit to earnings in the amount of approximately $237,000 as if the S corporation election terminated as of December 31, 1999, but does not give effect to the receipt of any proceeds from the Company's initial public offering or earnings subsequent to December 31, 1999. The distribution to the sole shareholder of approximately $2.5 million is recorded as a reduction to retained earnings and additional paid-in capital on the pro forma balance sheet.

11. SUBSEQUENT EVENTS (UNAUDITED)

     In March 2000, the Company entered into a five year lease with Byram Hill Realty Corporation for approximately 5,000 square feet of office space located in Boca Raton, Florida. The new space will serve as the Company's principal executive offices. The lease contains an option to extend the term of the lease for an additional five-year term. During the term of the lease the Company will be required to pay Byram average lease payments of approximately $8,000 per month. In addition, the Company will also be required to pay Byram a refundable security deposit of approximately $8,000. The CEO and president of the Company is a 50 percent shareholder of Byram.

MOREDIRECT.COM, INC. (FORMERLY KNOWN AS CORPORATE BUYING SERVICE INC.)
NOTES TO FINANCIAL STATEMENTS -- (CONTINUED)
DECEMBER 31, 1998 AND 1999
--------------------------------------------------------------------------------

     In March 2000, the Company obtained a $15.0 million line of credit from SunTrust Bank. The Company may obtain advances under the line of credit in an amount equal to 85% of the Company's accounts receivable subject to certain adjustments. Amounts outstanding under the line of credit accrue interest at LIBOR plus 1.25-2.25%, subject to certain financial ratios. The line of credit matures in March, 2002. The line of credit contains covenants, including maintenance of financial ratios and indebtedness covenants and a requirement that the Company obtain the consent of the lender before the Company incurs debt, other than trade debt, pays dividends or makes distributions, makes investments or consummate mergers or acquisitions. The Company can use the advances under the line of credit as working capital to support accounts receivables and for general working capital purposes. To secure the obligations under the line of credit, the Company granted the lender a first priority lien and security interest on all existing and future assets. As of April 12, 2000, the Company has borrowed $1.5 million under the line of credit.

     In March 2000, the Company granted options with exercise prices between $9.50 and $10.00 a share to issue 80,000 shares of common stock to non-employee directors of the Company. Generally, the options are not exercisable until the earliest to occur of the following: 1) the Company completes an IPO, 2) there is a change in control of the Company, or 3) five years from the date such options were granted.

     In March 2000, the Company granted a qualified common stock option to an employee to purchase 15,000 shares of common stock at $9.50 per share, which vests in accordance with the general provisions of the Plan.

--------------------------------------------------------------------------------

Until              , all dealers effecting transactions in our common stock,
whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the obligation of dealers to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.
--------------------------------------------------------------------------------

                               (MORE DIRECT LOGO)

                          PRUDENTIAL VOLPE TECHNOLOGY
                        A UNIT OF PRUDENTIAL SECURITIES

                                  ING BARINGS

                         THE ROBINSON-HUMPHREY COMPANY

--------------------------------------------------------------------------------

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

     The following table sets forth the fees and expenses in connection with the issuance and distribution of the securities being registered hereunder.

Securities and Exchange Commission Registration Fee.........  $ 13,200
NASD Filing Fee.............................................     5,500
Nasdaq Listing Fee..........................................
Printing and Engraving Costs................................
Accounting Fees and Expenses................................
Legal Fees and Expenses.....................................
Transfer Agent and Registrar Fees...........................
Miscellaneous...............................................
                                                              --------
          Total.............................................  $
                                                              ========

     All amounts are estimated except for the SEC registration fee and the Nasdaq filing fee.

ITEM 14.  INDEMNIFICATION OF DIRECTORS AND OFFICERS

     The Company's Articles of Incorporation and Bylaws provide that the Company shall indemnify any director or officer, any former director or officer, and any person exercising any duties of a director or officer, to the fullest extent permitted under Florida law.

     The Company has acquired insurance with respect to, among other things, certain liabilities that may arise under the statutory provisions referred to above. The directors and officers of the Company are insured against certain liabilities, including certain liabilities arising under the Securities Act of 1933, which might be incurred by them in such capacities and against which they are not indemnified by the Company.

     Section 607.0850(1) of the Florida Business Corporation Act (the "FBCA") provides that a Florida corporation, such as the Company, shall have the power to indemnify any person who was or is a party to any proceeding (other than an action by, or in the right of, the corporation), by reason of the fact that he is or was a director, officer, employee, or agent of the corporation or is or was serving at the request of the corporation as a director, officer, employee, or agent of the corporation or is or was serving at the request of the corporation as a director, officer, employee, or agent of another corporation, partnership, joint venture, trust, or other enterprise against liability incurred in connection with such proceeding, including any appeal thereof, if he acted in good faith and in a manner he reasonably believed to be in, or not opposed to, the best interests of the corporation and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful.

     Section 607.0850(2) of the FBCA provides that a Florida corporation shall have the power to indemnify any person, who was or is a party to any proceeding by or in the right of the corporation to procure a judgment in its favor by reason of the fact that he is or was a director, officer, employee, or agent of the corporation or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses and amounts paid in settlement not exceeding, in the judgment of the board of directors, the estimated expense of litigating the proceeding to conclusion, actually and reasonably incurred in connection with the defense or settlement of such proceeding, including any appeal thereof. Such indemnification shall be authorized if such person acted in good faith and in a manner he reasonably believed to be in, or not opposed to, the best interests of the corporation, except that no indemnification shall be made under this subsection in respect of any claim, issue, or matter as to which such person shall have been adjudged to be liable unless, and only to the extent that, the court in which such proceeding was brought, or any other court of competent jurisdiction, shall determine upon application that, despite the adjudication of liability but in view of all circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which such court shall deem proper.

     Section 607.850 of the FBCA further provides that: (i) to the extent that a director, officer, employee or agent of a corporation has been successful on the merits or otherwise in defense of any proceeding referred to in subsection (1) or subsection (2), or in defense of any proceeding referred to in subsection (1) of subsection (2), or in defense of any claim issue, or matter therein, he shall be indemnified against expense actually and reasonably incurred by him in connection therewith; (ii) indemnification provided pursuant to Section 607.0850 is not exclusive; and (iii) the corporation may purchase and maintain insurance on behalf of a director or officer of the corporation against any liability asserted against him or incurred by him in any such capacity or arising out of his status as such where or not the corporation would have the power to indemnify him against such liabilities under Section 607.0850.

     Notwithstanding the foregoing, Section 607.0850 of the FBCA provides that indemnification or advancement of expenses shall not be made to or on behalf of any director, officer, employee or agent if a judgment or other final adjudication establishes that his actions, or omissions to act, were material to the cause of action so adjudicated and constitute: (i) a violation of the criminal law, unless the director, officer, employee or agent had reasonable cause to believe his conduct was lawful or had no reasonable cause to believe his conduct was lawful; (ii) a transaction from which the director, officer, employee or agent derived an improper personal benefit; (iii) in the case of a distributions are applicable; or (iv) willful misconduct or a conscious disregard for the best interests of the corporation in a proceeding by or in the right of the corporation to procure a judgment in its favor or in a proceeding by or in the right of a shareholder.

     Section 607.0831 of the FBCA provides that a director of a Florida corporation is not personally liable for monetary damages to the corporation or any other person for any statement, vote, decision, or failure to act, regarding corporate management or policy, by a director, unless: (i) the director breached or failed to perform his duties as a director; and (ii) the director's breach of, or failure to perform, those duties constitutes: (A) a violation of criminal law, unless the director had reasonable cause to believe his conduct was lawful or had no reasonable cause to believe his conduct was unlawful; (B) a transaction from which the director derived an improper personal benefit, either directly or indirectly; (C) a circumstance under which the liability provisions regarding unlawful distributions are applicable; (D) in a proceeding by or in the right of the corporation to procure a judgment in its favor or by or in the right of a shareholder, conscious disregard for the best interest of the corporation, or willful misconduct; of (E) in a proceeding by or in the right of someone other than the corporation or a shareholder, recklessness or an act or omission which was committed in bad faith or with malicious purpose or in a manner exhibiting wanton and willful disregard of human rights, safety, or property.

ITEM 15.  RECENT SALES OF UNREGISTERED SECURITIES

     In the three years preceding the filing of this Registration Statement, the Company has sold the following securities that were not registered under the Securities Act of 1933, as amended (the "Securities Act").

     Effective as of March 18, 1999, in connection with the Company's retention of Chatsworth Securities LLC as a financial advisor, the Company issued a warrant to acquire 165,000 shares of its common stock to Chatsworth Securities. The securities issued in this transaction were intended to be exempt from registration pursuant to Section 4(2) of the Securities Act.

     In October 1999, we granted options to purchase an aggregate of 327,000 shares of common stock to our employees and consultants at an exercise price of $2.00 per share. In December 1999, we granted options to purchase 53,500 shares of common stock to our employees and consultants at an exercise price of $3.50 per share. From February 2000 to March 2000, we granted options to purchase an aggregate of 55,000 shares of common stock to certain directors, employees, consultants at an exercise price of $9.50. In late March 2000, we also granted options to purchase an aggregate of 40,000 shares of common stock to additional directors at an exercise price of $10.00. These options were issued pursuant to our 1999 Stock Option Plan and exempt from registration in reliance on Section 4(2) or Rule 701 of the Securities Act as securities issued under a written compensatory benefit plan established by us for the participation of our employees, directors, officers or consultants and advisors.

     For all transactions listed in this Item other exemptions from registration under the Securities Act may also have been available.

ITEM 16.  EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

EXHIBITS:

     The following exhibits are filed as part of this registration statement:

EXHIBIT
NUMBER         DESCRIPTION
-------        -----------
 1.1*      --  Form of Underwriting Agreement
 3.1       --  Amended and Restated Articles of Incorporation
 3.2       --  Amended and Restated Bylaws
 4.1       --  See Exhibits 3.1 and 3.2 for provisions of the Amended and
               Restated Articles of Incorporation and Amended and Restated
               Bylaws of the Company defining the rights of holders of the
               Company's common stock
 4.2*      --  Specimen certificate for the Company's common stock
 4.3       --  Warrant Agreement, dated March 20, 1999, between Chatsworth
               Securities LLC and the Company
 5.1*      --  Form of Opinion of Akerman, Senterfitt & Eidson, P.A.
               regarding the validity of the securities offered
10.1       --  Loan and Security Agreement, dated March 27, 2000, between
               SunTrust Bank and the Company
10.2       --  Master Note, dated March 27, 2000, from the Company to
               SunTrust Bank
10.3       --  Employment Agreement, dated January 1, 2000, between Russell
               L. Madris and the Company
10.4       --  Employment Agreement, dated September 27, 1999, between
               Scott J. Modist and the Company
10.5       --  Employment Agreement, dated June 20, 1999, between James R.
               Garrity and the Company
10.6       --  Employment Agreement, dated September 27, 1999, between
               Bernardo Sicard and the Company
10.7*      --  Form of Promissory Note from the Company to Russell L.
               Madris

EXHIBIT
NUMBER         DESCRIPTION
-------        -----------
10.8       --  Form of 1999 Stock Option Plan
10.9       --  Consulting Agreement, dated March 20, 1999, between
               Chatsworth Securities LLC and the Company
10.10      --  Form of Indemnification Agreement
21.1       --  Subsidiaries of the Company
23.1*      --  Consent of Akerman, Senterfitt & Eidson, P.A. (included in
               Exhibit 5.1 of this Registration Statement)
23.2       --  Consent of PricewaterhouseCoopers LLP
25.1       --  Power of Attorney (included on the signature page of this
               Registration Statement)
27.1       --  Financial Data Schedule (for SEC use only)

---------------

* To be filed by amendment

ITEM 17.  UNDERTAKINGS

     The Company hereby undertakes to provide to the Underwriters at the closing specified in the Underwriting Agreement certificates in such denominations and registered in such names as required by the Underwriters to permit prompt delivery to each purchaser.

     Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Company pursuant to the foregoing provisions, or otherwise, the Company has been advised that in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Company of expenses incurred or paid by a Director, officer or controlling person of the Company in the successful defense of any action, suit or proceeding) is asserted by such Director, officer or controlling person in connection with the securities being registered, the Company will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

     The Company hereby undertakes that:

     For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Company pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective. For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new Registration Statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof. For purposes of determining any liability under the Securities Act of 1933, each filing of the Company's annual report pursuant to
Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to
Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the Registration Statement shall be deemed to be a new Registration Statement relating to the securities offered therein, and the offering of such securities at the time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, MoreDirect.com, Inc. has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Boca Raton, State of Florida, on the 18th day of April, 2000.

                                          MOREDIRECT.COM, INC.

                                          By:     /s/ RUSSELL L. MADRIS
                                            ------------------------------------
                                                     Russell L. Madris
                                               President and Chief Executive
                                                           Officer

     KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Russell L. Madris and Scott J. Modist, and each of them, his true and lawful attorney-in-fact and agent, with full power of substitution and revocation, for him and in his name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this Registration Statement, and to sign any Registration Statement (and any and all amendments thereto) related to this Registration Statement and filed pursuant to Rule 462(b) promulgated by the Securities and Exchange Commission, and to file the same with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorney-in-fact and agent full power and authority to do and perform each and every act and thing requisite and necessary to be done as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent, or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

     Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated:

                      SIGNATURE                                     TITLE                    DATE
                      ---------                                     -----                    ----

                /s/ RUSSELL L. MADRIS                  President, Chairman and Chief    April 18, 2000
-----------------------------------------------------    Executive Officer (Principal
                  Russell L. Madris                      Executive Officer) and
                                                         Director

                 /s/ SCOTT J. MODIST                   Chief Financial Officer and      April 18, 2000
-----------------------------------------------------    Vice President (Principal
                   Scott J. Modist                       Financial and Principal
                                                         Accounting Officer)

              /s/ JAMES J. FELCYN, JR.                 Director                         April 18, 2000
-----------------------------------------------------
                James J. Felcyn, Jr.

                  /s/ ROBERT GRAMBO                    Director                         April 18, 2000
-----------------------------------------------------
                    Robert Grambo

                      SIGNATURE                                     TITLE                    DATE
                      ---------                                     -----                    ----

                /s/ CHRISTOPHER DALY                   Director                         April 18, 2000
-----------------------------------------------------
                  Christopher Daly

               /s/ MICHAEL D. HORVITZ                  Director                         April 18, 2000
-----------------------------------------------------
                 Michael D. Horvitz